As filed with the U.S. Securities and Exchange Commission on September 2, 2010
Registration No. 333-166979

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 5
TO
FORM F-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Boralex Inc.
(Exact name of Registrant as specified in its charter)

Canada	4911	98-0480684
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Classification CodeNumber)
772 Sherbrooke Street West, Suite 200
Montréal, Québec
Canada H3A 1G1
(514) 284-9890
(Address and telephone number of Registrant’s principal executive offices)
National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, NY 10001
(800) 767-1553
(Name, address and telephone number of agent for service in the United States)
Copies to:

Sandy K. Feldman, Esq.	Charles R. Spector, Esq.
K&L Gates LLP	Fraser Milner Casgrain LLP
599 Lexington Avenue	1 Place Ville-Marie, 39th Floor
New York, NY 10022	Montréal, Québec
(212) 536-4089	Canada H3B 4M7
(514) 878-8847
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Québec, Canada
(Principal jurisdiction regulating this offering)
          This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

Explanatory Note
The Registrant hereby amends its Registration Statement on Form F-8, as originally filed with the U.S. Securities and Exchange Commission on May 20, 2010 (the “Registration Statement”), as amended on June 29, 2010, July 19, 2010, August 3, 2010 and August 20, 2010 to include the Notice of Extension and Variation, dated August 31, 2010, which supplements the Offer and Circular, dated May 18, 2010, including the Letter of Acceptance and Transmittal, which were previously filed with the Registration Statement.
The Registrant previously paid, with its filing of the Registration Statement, a registration fee of US$3,465.14 in relation to its registration of Cdn$54,360,000 principal amount of its 6.25% Convertible Unsecured Subordinated Debentures (such interest rate having been subsequently increased to 6.75%) and 3,197,645 of its common shares issuable upon conversion thereof, which represent the maximum number of Convertible Unsecured Subordinated Debentures of the Registrant estimated to be issuable to U.S. holders upon consummation of the offer to purchase all of the issued and outstanding trust units of Boralex Power Income Fund.

ii

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Item 1. Home Jurisdiction Documents
Document 1: Offer to Purchase and Circular, dated May 18, 2010(1)

Document 2: Letter of Acceptance and Transmittal(1)

Document 3: Notice of Extension, dated June 28, 2010(2)

Document 4: Notice of Extension and Variation, dated July 17, 2010(3)

Document 5: Revised Letter of Acceptance and Transmittal(3)

Document 6: Notice of Extension, dated July 30, 2010(4)

Document 7: Notice of Extension, dated August 13, 2010(5)

Document 8: Notice of Extension and Variation, dated August 31, 2010

Document 9: Revised Letter of Acceptance and Transmittal
Item 2. Informational Legends
See page iv of the outside cover page of the Offer to Purchase and Circular, dated May 18, 2010.(1)

See page 3 of the Notice of Extension, dated June 28, 2010.(2)

See page 3 of the Notice of Extension and Variation, dated July 17, 2010.(3)

See page 3 of the Notice of Extension, dated July 30, 2010.(4)

See page 3 of the Notice of Extension, dated August 13, 2010.(5)

See page 4 of the Notice of Extension and Variation, dated August 31, 2010
Item 3. Incorporation of Certain Information by Reference
See “Documents Incorporated by Reference” in the Offer to Purchase and Circular, dated May 18, 2010.(1) Copies of the documents incorporated by reference into the Offer to Purchase and Circular may be obtained on request without charge from the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1, telephone: 514 284 9890 or may be obtained electronically through the SEDAR website at www.sedar.com.
Item 4. List of Documents Filed with the Commission
See “Registration Statement Filed with the SEC” in the Offer to Purchase and Circular, dated May 18, 2010.(1)

(1)	Previously filed with the Registrant’s Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on May 20, 2010.

(2)	Previously filed with the Registrant’s Amendment No. 1 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on June 29, 2010.

(3)	Previously filed with the Registrant’s Amendment No. 2 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on July 19, 2010.

(4)	Previously filed with the Registrant’s Amendment No. 3 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on August 3, 2010.

(5)	Previously filed with the Registrant’s Amendment No. 4 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on August 20, 2010.

I-1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stockbroker, accountant, lawyer or other professional advisor. This offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of this offer or upon the adequacy of the information contained in the document. Any representation to the contrary is unlawful.
This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer as solicitation is unlawful. This offer is not being made or directed to, nor will deposits of Units be accepted from or on behalf of Unitholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, the offeror may, in its sole discretion, take such action as it may deem necessary to extend the offer to unitholders in any such jurisdiction.
August 31, 2010
NOTICE OF EXTENSION AND VARIATION
by
7503679 CANADA INC.
a wholly-owned subsidiary of
BORALEX INC.
OFFER TO PURCHASE
all of the issued and outstanding Units of
BORALEX POWER INCOME FUND
on the revised basis of, at the election of each Unitholder,
(a) $5.00 in cash (the “Cash Alternative”); or
(b) 0.05 of a $100 principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”) of Boralex Inc. (the “Debenture Alternative”)
for each Unit of Boralex Power Income Fund subject, in each case, to proration.

THE OFFER HAS BEEN EXTENDED AND VARIED AND IS NOW OPEN FOR ACCEPTANCE UNTIL
7:00 P.M. (MONTRÉAL TIME) ON SEPTEMBER 15, 2010,
UNLESS FURTHER EXTENDED OR WITHDRAWN.

THE BOARD OF TRUSTEES OF BORALEX POWER TRUST, ON BEHALF OF THE TRUSTEE OF
THE FUND, UNANIMOUSLY RECOMMENDS THAT YOU
ACCEPT THE OFFER AND TENDER YOUR UNITS.

7503679 Canada Inc. (the “Offeror”), a wholly owned subsidiary of Boralex Inc. (“Boralex”), hereby gives notice that it has amended its offer dated May 18, 2010, as amended by notice of extension dated June 28, 2010, by notice of extension and variation dated July 17, 2010, by notice of extension dated July 30, 2010 and by notice of extension dated August 13, 2010 (as amended, the “Offer”), to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding trust units (the “Units”) of Boralex Power Income Fund (the “Fund”), including Units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for Units, except for all of the outstanding Class B limited partnership units of Boralex Power Limited Partnership together with the special voting units of the Fund associated therewith (collectively, the “Class B LP Units”), in order to, among other things, (a) change the form of the consideration offered for the Units; (b) extend the expiry time of the Offer to 7:00 p.m. (Montréal time) on September 15, 2010 (the “Expiry Time”); and (c) provide additional disclosure with respect to certain matters.
This notice of extension and variation (this “Notice”) should be read in conjunction with the Offer and accompanying circular (the “Circular”) dated May 18, 2010, the notice of extension dated June 28, 2010, the notice of extension and variation dated July 17, 2010, the notice of extension dated July 30, 2010, the notice of extension dated August 13, 2010 and the related Letter of Acceptance and Transmittal, as amended on July 17, 2010 and on August 31, 2010 (as amended, the “Letter of Acceptance and Transmittal”). Unless the context requires otherwise or unless otherwise defined herein, capitalized terms that are used but are not defined in this Notice have the same meaning as in the Offer and Circular, as amended by this Notice. Unless the context otherwise requires, the term “Offer” means the Offer and Circular, as amended by the notice of extension dated June 28, 2010, the notice of extension and variation dated July 17, 2010, the notice of extension dated July 30, 2010, the notice of extension dated August 13, 2010 and this Notice.
Boralex has entered into lock-up agreements with four institutional investors, pursuant to which such persons have agreed to deposit under the Offer all Units held or acquired by them. The Units covered by these lock-up agreements represent, in the aggregate, approximately 9% of the outstanding Units on a fully-diluted basis.
If all of the Unitholders who deposit their Units elect to receive the Cash Alternative or all of the Unitholders who deposit their Units elect to receive the Debenture Alternative, then each Unitholder would be entitled to receive $2.00 in cash and 0.03 of a Convertible Debenture for each Unit, subject to adjustment for odd lots of Units and fractional Convertible Debentures.
Any Unitholder who deposits Units under the Offer and does not properly elect the Cash Alternative or the Debenture Alternative by the Expiry Date with respect to such Units deposited under the Offer, will be deemed to have elected the Debenture Alternative.
The maximum amount of cash payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction is limited to $90,600,000 and the maximum aggregate principal amount of Convertible Debentures issuable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction is limited to $135,900,000. The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Units acquired in proportion to the number of Units outstanding. See Section 1 of this Notice, “Form of Offered Consideration”.
Unitholders who have validly deposited and not withdrawn their Units do not need to take further action to accept the Offer but will have the opportunity to elect either the Cash Alternative or the Debenture Alternative. Unitholders

who wish to make the election for cash or Convertible Debentures should contact their investment dealer, broker or other nominee to receive documentation or instructions on how to make the election.
Unitholders who have NOT deposited their Units and who wish to accept the Offer may accept the Offer by following the procedures for a book-entry transfer established by CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co. (“CDS”), provided that a book-entry confirmation through CDS’s online tendering system is received by Computershare Investor Services Inc. (the “Depositary”) at its offices in Montréal, Québec prior to the Expiry Time. As such, in order to tender their Units to the Offer, Unitholders must complete the documentation and follow the instructions provided by their investment dealer, broker or other nominee. Unitholders should contact their investment dealer, broker or other nominee for assistance.
The Depositary has established an account at CDS for purposes of the Offer. Any financial institution that is a participant may make book-entry delivery of the Units through CDS’s online tendering system by causing CDS to transfer such Units into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Units to the Depositary by means of a book-entry transfer through CDS’s online tendering system will constitute a valid tender under the Offer.
Unitholders whose Units are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Units.
All Unitholders whose Units are deposited by CDS through their investment dealer, broker or other nominee hereby expressly acknowledge and agree to be bound by the terms of the Letter of Acceptance and Transmittal and that the Offeror may enforce such terms against that Unitholder.
Questions and requests for assistance may be directed to the information agent for the Offer, Georgeson Shareholder Communications Canada Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document.
Additional copies of this document, the Offer, Circular and Letter of Acceptance and Transmittal may be obtained without charge on request from the Depositary and are accessible at www.sedar.com. The foregoing website address is provided for informational purposes only and no information contained on, or accessible from, the foregoing website is incorporated by reference herein.
No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror.

INFORMATION FOR UNITHOLDERS IN THE UNITED STATES
The Convertible Debentures to be issued in connection with the Offer will be issued by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (the “MJDS”), to prepare the Offer in accordance with the disclosure requirements of Canada. Unitholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference therein have been prepared in accordance with Canadian Generally Accepted Accounting Principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies prepared in accordance with accounting principles generally accepted in the United States.
The Offer is being made for the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), that does not have securities registered under Section 12 of the U.S. Exchange Act. The Offer is being conducted in accordance with United States securities laws applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under the MJDS and cross-border tender offer rules that permit Boralex, a Canadian foreign private issuer, to prepare the Offer in accordance with the disclosure requirements of Canadian provincial and federal law. Accordingly, the Offer will be deemed to satisfy the requirements imposed by Sections 14(d)(1) through 14(d)(7) of the U.S. Exchange Act, Regulation 14D and Schedules TO and 14D-9 thereunder and Rule 14e-1 of Regulation 14E under the U.S. Exchange Act, and will be subject to Section 14(e) of the U.S. Exchange Act and Rule 14e-3 thereunder.
Unitholders should be aware that the disposition of Units and acquisition of the Convertible Debentures may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein or in the Offer and such Unitholders are encouraged to consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 23 of the Circular, as modified below.
The enforcement by Unitholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Offeror, Boralex and the Fund are incorporated or organized under the laws of Canada, that some or all of their officers and directors and experts may be residents of Canada, and that all or a substantial portion of the assets of the Offeror, Boralex, the Fund and said persons may be located outside the United States. Unitholders may not be able to sue the Offeror, Boralex, the Fund or their officers or directors in a foreign court for violations of U.S. federal securities laws. It may be difficult to compel a foreign issuer and its affiliates to subject themselves to a U.S. court’s jurisdiction.
Boralex has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 and other documents and information, and has mailed the Offer to Unitholders. Pursuant to Section V(D) of the Form F-8 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. Unitholders are urged to read the Registration Statement and Offer and any other relevant documents filed with the U.S. Securities and Exchange Commission, because they contain important information. Unitholders will be able to obtain the documents free of charge at the U.S. Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the U.S. Securities and Exchange Commission by Boralex will be available free of charge from Boralex. You should direct requests for documents to the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1 or Telephone at 514-284-9890. To obtain timely delivery, such documents should be requested not later than September 8, 2010, being five Business Days before the Expiry Time.
THE CONVERTIBLE DEBENTURES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Unitholders should be aware that, during the period of the Offer, Boralex or its affiliates, directly or indirectly, may bid for or make purchases of the Units, as permitted by applicable laws or regulations of Canada or its provinces or territories.
REPORTING CURRENCIES
Unless otherwise indicated, all dollar references herein and in the Offer are in Canadian dollars. Boralex’s financial statements included herein or incorporated by reference are reported in Canadian dollars.
FORWARD-LOOKING INFORMATION
Certain statements contained herein and in the Offer and Circular under “Background to the Offer”, “Effect of the Offer on the Market for the Units and Stock Exchange Listing”, “Benefit of and Reasons to Accept the Offer”, “Purpose of the Offer”, “Plans for the Fund” and “Acquisition of Units Not Deposited Under the Offer”, in addition to certain statements contained elsewhere in the Offer and Circular concerning the Offeror’s or Boralex’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, financial performance and condition of the Fund, the subsidiaries of the Fund, the Offeror and Boralex constitute “forward-looking information” within the meaning of applicable Canadian Securities Laws. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking information, although not all forward-looking information contains these identifying words. This forward-looking information is subject to important assumptions, including the following specific assumptions: the ability of the Fund, the Offeror or Boralex to meet their respective revenue targets; the ability to achieve cost synergies; the completion of the Offer in accordance with its terms; general industry and economic conditions; changes in the Fund’s, the Offeror’s and Boralex’s relationships with their customers and suppliers; pricing pressures and other competitive factors; and changes in regulatory requirements affecting the businesses of the Fund, the Offeror and Boralex. The Offeror has also made certain macroeconomic and general industry assumptions in the preparation of such forward-looking information. While the Offeror considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect.
Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Such factors include, but are not limited to: failure to satisfy the conditions of the Offer; risks related to any inefficiencies with the structure of the Fund or Boralex or the Offeror, their respective tax treatments and any costs associated with reorganizing the Fund following closing; Boralex may not have sufficient funds to repay the Convertible Debentures in cash at maturity; general economic and business conditions; financing risk; risks inherent in the business of operating the Fund or Boralex, including the inability to attract and retain qualified employees; competition; disruptions in business operations; interest rate and foreign currency fluctuations; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; and liability and other claims asserted against the Offeror, Boralex or the Fund. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking information.
All of the forward-looking information made herein and in the Offer and Circular is qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Offeror. Forward-looking information is given only as at the date hereof and the Offeror disclaims any obligation to update or revise the forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable Laws.

NOTICE OF EXTENSION AND VARIATION OF OFFER
August 31, 2010
TO: THE HOLDERS OF UNITS OF THE FUND
By notice given to the Depositary and as set forth in this Notice, the Offeror has amended and supplemented the Offer to purchase all of the issued and outstanding Units, including Units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for Units, except for all of the outstanding Class B LP Units, as well as the Letter of Acceptance and Transmittal.
Except as otherwise set forth in this Notice, the terms and conditions set forth in the Offer, Circular and Letter of Acceptance and Transmittal continue to be applicable in all respects. This Notice should be read in conjunction with the Offer, Circular and Letter of Acceptance and Transmittal. Unless the context requires otherwise or unless otherwise defined herein, capitalized terms that are used but are not defined in this Notice have the same meaning as in the Offer and Circular, as amended by this Notice. Unless the context otherwise requires, the term “Offer” means the Offer and Circular, as amended by the notice of extension dated June 28, 2010, the notice of extension and variation dated July 17, 2010, the notice of extension dated July 30, 2010, the notice of extension dated August 13, 2010 and this Notice.
1. FORM OF OFFERED CONSIDERATION
The Offeror and Boralex have varied the Offer by changing the form of the consideration offered to Unitholders from 0.05 of a Convertible Debenture to, at the election of each Unitholder, (a) $5.00 in cash per Unit or (b) 0.05 of a Convertible Debenture per Unit, subject in each case to proration. Accordingly, the first paragraph of Section 1 of the Offer, “The Offer”, is deleted and replaced with the following:
“The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Units, including any Units that may become outstanding after the date of the Offer but before the Expiry Time on the conversion, exchange or exercise of any securities that convertible into, exchangeable or exercisable for Units except for all the outstanding Class B LP Units, on the basis of, at the election of each Unitholder,
(a) $5.00 in cash per Unit (the “Cash Alternative”); or
(b) 0.05 of a Convertible Debenture per Unit (the “Debenture Alternative”)
subject, in each case to proration as set out below.
If all of the Unitholders who deposit their Units elect to receive the Cash Alternative or all of the Unitholders who deposit their Units elect to receive the Debenture Alternative, then each Unitholder would be entitled to receive $2.00 in cash and 0.03 of a Convertible Debenture for each Unit, subject to adjustment for odd lots of Units and fractional Convertible Debentures.
Any Unitholder who deposits Units under the Offer and does not properly elect the Cash Alternative or the Debenture Alternative by the Expiry Date with respect to such Units deposited under the Offer, will be deemed to have elected the Debenture Alternative and will be entitled to receive 0.05 of a Convertible Debenture as consideration for each of such Unitholder’s Units, subject to proration.
The maximum amount of cash payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction is limited to $90,600,000 and the maximum aggregate principal amount of Convertible Debentures issuable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction is limited to $135,900,000. The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Units acquired in proportion to the number of Units outstanding. The actual consideration to be received by a Unitholder will be determined in accordance with the following:
(a)	the aggregate amount of cash (including any cash paid in lieu of fractions of Convertible Debentures referred to below) that the Offeror will pay as consideration for all Units acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration;

(b)	the aggregate number of Convertible Debentures that the Offeror will issue as consideration for all Units acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Debenture Consideration;

(c)	if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Unitholders who elect to receive cash under the Cash Alternative in respect of their Units to be taken up on such Take-Up Date and all cash to be paid by the Offeror in lieu of fractions of Convertible Debentures, exceeds the Maximum Take-Up Date Cash Consideration, then the amount of consideration to be paid to a Unitholder that elects the Cash Alternative shall be such Unitholder’s pro rata share of (i) cash equal to the difference between (x) the Maximum Take-Up Date Cash Consideration and (y) all cash to be paid by the Offeror in lieu of fractions of Convertible Debentures; and (ii) Convertible Debentures equal to the difference between (x) the Maximum Take-Up Debenture Consideration and (y) the number of Convertible Debentures issued on such Take-Up Date to each Unitholder who has elected the Debenture Alternative; and

(d)	if, on any Take-Up Date, the number of Convertible Debentures that would otherwise be issuable to Unitholders who elect (or are deemed to elect) the Debenture Alternative in respect of the Units to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Debenture Consideration, then the amount of consideration to be paid to a Unitholder that elects the Debenture Alternative shall be such Unitholder’s pro rata share of (i) the Maximum Take-Up Date Debenture Consideration; and (ii) cash equal to the difference between (x) the Maximum Take-Up Date Cash Consideration and (y) the aggregate of (A) all cash to be paid to Unitholders who elect to receive cash under the Cash Alternative, and (B) all cash to be paid by the Offeror in lieu of fractions of Convertible Debentures.
Fractional Convertible Debentures will not be issued in connection with the Offer. Where a Unitholder is entitled to receive Convertible Debentures as consideration under the Offer and the aggregate number of Convertible Debentures to be issued to such Unitholder would result in a fraction of a Convertible Debenture being issuable, the number of Convertible Debentures to be received by such Unitholder will be rounded down and the amount of cash to be received by such Unitholder will correspondingly be increased such that the Maximum Take-Up Date Cash Consideration is paid and the Maximum Take-Up Date Debenture Consideration is issued in respect of Units taken up on such Take-Up Date.”
All references in the Offer and Circular, including the “Summary” and face page Sections, to the offered consideration are amended to reflect the foregoing changes.
All Unitholders who deposit their Units by the Expiry Date, including those who have already deposited their Units to the Offer, will have the right to elect to receive either the Cash Alternative or the Debenture Alternative. Unitholders who wish to elect either the Cash Alternative or the Debenture Alternative should contact their investment dealer, broker or other nominee to receive documentation or instructions on how to make the election.
2. EXTENSION OF OFFER
By notice given to the Depositary and as set out herein, the Offeror has extended the expiry time of the Offer to 7:00 p.m. (Montréal time) on September 15, 2010. Accordingly, the definition of “Expiry Date” in the Definitions of the Offer is entirely deleted and replaced by the following definition:

“Expiry Date” means September 15, 2010, or such later time or times or date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror.
3. RECENT DEVELOPMENTS
On August 16, 2010, Boralex’s legal counsel informed the Special Committee’s legal counsel that Boralex was working towards an amended Offer to add a cash component to the offered consideration, with such cash component to be funded through a capital market transaction, which became the Financing.
On August 25, 2010, Boralex entered into lock-up agreements with four institutional investors who are Unitholders pursuant to which these persons have agreed to deposit their Units into the Offer. See Section 4 of this Notice, “Lock-Up Agreements”.
On August 25, 2010, Boralex and the Fund entered into a letter agreement pursuant to which the Fund consented to the change in the form of the offered consideration in connection with this Notice and the issuance of securities pursuant to the Financing (as defined below). Furthermore, the Fund agreed that, in the event that the Offer is unsuccessful, Boralex will not have any obligation (but will maintain the right) to extend the Offer past September 15, 2010.
On August 25, 2010, Boralex and TD Securities Inc. (“TDSI”) entered into a bought deal letter pursuant to which a syndicate of underwriters, led by TDSI, have agreed to purchase, on a bought deal basis, 6.75% extendible convertible unsecured subordinated debentures (“Extendible Debentures”) in the aggregate principal amount of $85,000,000, which was subsequently increased to $95,000,000 on August 26, 2010 (the “Financing”). Boralex intends to use the proceeds of the Financing to fund the payment of the cash component of the offered consideration in the Offer. Closing of the Financing is expected on or about September 15, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX. The terms of the Extendible Debentures to be issued pursuant to the Financing are identical to the terms of the Convertible Debentures to be issued in connection with the Offer, except for the initial maturity date extension feature. The Extendible Debentures will have an initial maturity date of December 31, 2010 which will automatically be extended to June 30, 2017 upon the first Take-Up Date. Furthermore, Boralex has granted the underwriters of the Financing an option, for a period of 30 days following the closing of the Financing, to purchase up to an additional 15% of the principal amount of Extendible Debentures to cover over-allotments, if any.
On August 26, 2010, O’Leary Funds Management LP (“O’Leary”) issued a press release indicating that it would not tender Units under the Offer and threatening to take legal action against Boralex. On the same day, a letter was sent by O’Leary’s counsel to Boralex, the Offeror, the Fund, the Fund’s trustee and CDS Clearing and Depository Services Inc. threatening to take legal action against any party who participates in any purported compulsory acquisition or other subsequent acquisition transaction involving O’Leary’s Units.
On August 27, 2010, Boralex re-filed with Canadian Securities Regulatory Authorities its audited consolidated financial statements, including the notes thereon and together with the auditors’ report, for the fiscal year ended December 31, 2009 as well as the annual management’s discussion and analysis for the financial year ended December 31, 2009. They are deemed to be incorporated by reference into the Offer. Copies of these documents may be obtained on request without charge from the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1 or telephone: 514 284 9890 and are also available electronically on SEDAR at www.sedar.com.
On August 31, 2010, O’Leary and certain funds managed by it filed with the Québec Superior Court a motion to institute proceedings against Boralex, the Offeror and the Fund, as defendants, and the Fund’s trustee and CDS Clearing and Depository Services Inc., as impleaded parties, seeking to prevent Boralex, the Offeror and the Fund from acquiring their Units. The motion only seeks to prevent a second step and does not intend to prevent the Offer itself. A press release announcing the filing of the motion was issued by O’Leary on the same day. The motion will be presented before the court on October 5, 2010.

4. LOCK-UP AGREEMENTS
On August 25, 2010, the Offeror entered into Lock-Up Agreements with K2 Principle Fund LP, EAM Inc., MMCAP International Inc. SPC and Parkwood GP Inc. (the “Locked-Up Unitholders”) pursuant to which such persons have agreed to deposit under the Offer all Units held or acquired by them, subject to the terms of such agreements. The Locked-Up Unitholders beneficially own, or exercise control or direction over an aggregate of 5,330,000 Units, representing approximately 9% of the outstanding Units on a fully diluted basis. The Units covered by the Lock-Up Agreements, together with the Class B LP Units owned by Boralex, represent, in the aggregate, approximately 32.3% of the outstanding Units on a fully-diluted basis.
Section 14 of the Circular, “Arrangements, Agreements or Understandings”, is amended by adding the following at the end of such Section:
“Lock-Up Agreements
On August 25, 2010, the Offeror entered into Lock-Up Agreements with K2 Principle Fund LP, EAM Inc., MMCAP International Inc. SPC and Parkwood GP Inc. (the “Locked-Up Unitholders”) pursuant to which such persons have agreed to deposit under the Offer all Units held or acquired by them, subject to the terms of such agreements. The following is a summary of certain provisions of the Lock-Up Agreements. The Lock-Up Agreements have been filed by Boralex with Canadian Securities Regulatory Authorities and are available under the corporate profile of the Fund on SEDAR at www.sedar.com.
Under the terms of the Lock-Up Agreements, the Locked-Up Unitholders have agreed to deposit and not withdraw, expect in limited circumstances, all of their Units to the Offer, together with any other Units, or other securities of the Fund exchangeable into Units, which the Locked-Up Unitholders may acquire from the date of the Lock-Up Agreements (collectively, the “Subject Units”).
The Locked-Up Unitholders have the right to commit to depositing the Subject Units into an offer for all of the outstanding Units which will pay the holder of Units, on closing, a consideration per Unit that has a value of $5.25 or more, as determined by the Locked-Up Unitholders (the “Locked-Up Superior Proposal”); provided, however, that any such commitment must be conditional upon the Offeror having been given the opportunity to increase the consideration per Unit under the Offer to an amount at least equal in value to the amount offered under the Locked-Up Superior Proposal.
The Lock-Up Agreements will terminate with (i) the mutual consent of the Offeror and the Locked-Up Unitholders, at any time, (ii) the Subject Units deposited under the Offer having not, for any reason whatsoever, been taken up and paid for on or before the expiry of ten days after the Expiry Date, subject to any extension in accordance with the Lock-Up Agreements or the Offer; or (iii) the Offeror being in breach of any of its other obligations under the Lock-Up Agreements in any material respect.
Locked-Up Unitholders beneficially own, or exercise control or direction over, an aggregate of 5,330,000 Units representing approximately 9% of the outstanding Units on a fully diluted basis.”
5. ACQUISITION OF UNITS NOT DEPOSITED UNDER THE OFFER
All references in the Offer, Circular and Letter of Acceptance and Transmittal to Boralex’s or the Offeror’s intentions in respect of a Compulsory Acquisition or Subsequent Acquisition Transaction are amended and qualified, as applicable, in order to reflect the covenants of Boralex and the Offeror described below. Specifically, Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”, is entirely deleted and replaced with the following:
“21. Acquisition of Units Not Deposited Under the Offer
If the Offeror takes up and pays for Units validly deposited under the Offer, the Offeror has agreed to complete a Compulsory Acquisition or to take commercially reasonable efforts to carry out a Subsequent

Acquisition Transaction to acquire all of the Units not deposited under the Offer. Unlike as previously disclosed, the Offeror does not currently intends to adopt, immediately after taking up and paying for the Units deposited under the Offer, a written special resolution of Unitholders in order to effect certain amendments to the Trust Agreement. Instead, the Offeror currently intends to complete a Compulsory Acquisition or to take commercially reasonable efforts to carry out a Subsequent Acquisition Transaction to acquire all of the Units not deposited under the Offer in a manner described below. There is no assurance that any such transaction will be completed.
Compulsory Acquisition
Section 6.29 of the Trust Agreement currently permits the Offeror to acquire the Units not deposited under the Offer, for the same consideration per Unit as payable under the Offer if within the time provided by the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by the holders of at least 90% of the outstanding Units (on a fully-diluted basis), other than the outstanding Units or Special Voting Units held at the date of the take-over bid by or on behalf of, or issuable to the offeror or an affiliate or associate of the offeror (a “Compulsory Acquisition”). If a Compulsory Acquisition is available, the Offeror may acquire the Units not deposited under the Offer pursuant to those procedures in the manner described herein. The Offeror agrees to be bound by the provisions of Section 6.29 of the Trust Agreement, in its current form or as it may be amended at a special meeting of Unitholders called for such purpose, with respect to the Offer.
To exercise such rights, the Offeror must give notice (the “Offeror’s Notice”) to each holder of Units who did not accept the Offer (in each case, a “Non-Tendering Offeree”) of such proposed acquisition by registered mail within 60 days after the date of termination of the Offer and in any event within 180 days after the date of the take-over bid. The Trust Agreement currently provides that within 20 days after the sending of the Offeror’s Notice, the Offeror must pay or transfer to the Board of Trustees, or to such person as the Board of Trustees may direct, the consideration the Offeror would have had to pay or transfer to Non-Tendering Offerees if they had accepted the Offer, to be held in trust for the Non-Tendering Offerees. Section 6.29 of the Trust Agreement also provides that, within 20 days after receiving the Offeror’s Notice, each Non-Tendering Offeree must cause its Units to be transferred to the Offeror on the terms of the Offer. If the Offeror has complied with the foregoing, then, within 30 days after the sending of the Offeror’s Notice, the Board of Trustees shall do or cause to be done all acts and things, and execute and cause to be executed all instruments as in the opinion of the Board of Trustees may be necessary or desirable to cause the transfer of the Non-Tendering Offeree’s Units to the Offeror on the terms of the Offer.
The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of the Trust Agreement. Reference should be made to Section 6.29 of the Trust Agreement for a complete description of the provisions regarding Compulsory Acquisitions. The provisions of Section 6.29 of the Trust Agreement are complex and may require strict adherence to notice and timing provisions failing which such rights may be lost or altered. Unitholders should refer to Section 6.29 of the Trust Agreement for the full text of the relevant provisions and those who wish to be better informed about these provisions should consult their legal advisors.
If the Offeror elects to proceed by way of Compulsory Acquisition, it is the current intention of the Offeror to provide the Offeror’s Notice immediately following the take up and payment of Units deposited under the Offer.
The Offeror reserves the right to cause a special meeting of Unitholders to be called to consider amending the provisions of Section 6.29 of the Trust Agreement to provide that Units held by Non-Tendering Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror’s Notice (as opposed to on the expiry of the 20 day period after the sending of the Offeror’s Notice) and that those Non-Tendering Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration per Unit that the Offeror would have paid to the Non-Tendering Offerees if they had deposited those Units under the Offer with respect to such transferred Units. See “Proposed Amendments” below.

For a discussion of the tax consequences to a Unitholder in the event of a Compulsory Acquisition, see Section 22 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 23 of the Circular, “Certain United States Federal Income Tax Considerations”.
Subsequent Acquisition Transaction
If Offeror takes up and pays for Units validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror currently intends to cause a special meeting of Unitholders to be called to consider a consolidation, amalgamation, arrangement, merger, capital reorganization, amendment to the Trust Agreement or other transaction involving the Fund and the Offeror or an affiliate of the Offeror for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Units not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of Units acquired pursuant to the Offer. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the Units deposited under the Offer, the Offeror and its affiliates would own sufficient Units to effect such Subsequent Acquisition Transaction.
Without limiting the generality of the foregoing, the Offeror may at a special meeting of Unitholders so called for such purpose, cause the consideration and adoption of an amendment to Section 6.29 of the Trust Agreement to permit that the Offeror may acquire the Units not deposited under the Offer, for consideration per Unit in the same form as payable under the Offer, if, within the time provided for by the Offer for its acceptance or within 120 days after the expiry of a formal take-over bid, whichever period is the shorter, the Offer is accepted by the holders of at least 66 2/3% of the outstanding Units (on a fully-diluted basis).
If the Offeror elects to proceed with a Subsequent Acquisition Transaction, the consideration payable to acquire the remainder of the Units would be the same consideration paid to Unitholders under the Offer.
See “Proposed Amendments” below.
A Compulsory Acquisition or a Subsequent Acquisition Transaction may constitute a “business combination” within the meaning of MI 61-101 if that Compulsory Acquisition or Subsequent Acquisition Transaction would result in the interest of a holder of Units (the “affected securities”) being terminated without the consent of the Unitholder. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Compulsory Acquisitions or Subsequent Acquisition Transactions to be “related party transactions”. However, if a Compulsory Acquisition or Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions of MI 61-101 would not apply to such transaction. The Offeror intends to carry out any such business combination in accordance with MI 61-101 or exemptions therefrom.
MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to MI 61-101 from the AMF and OSC, respectively, exempting the Offeror or the Fund or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Compulsory Acquisition or Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as that paid in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. The Offeror expects that these exemptions will be available.
MI 61-101 requires that, in addition to any other required Unitholder approval, in order to complete a business combination, the approval of a majority of the votes cast by “minority” holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the AMF and the OSC. In relation to any Compulsory Acquisition or Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the AMF and the OSC as required, all Unitholders other than, among others, the following: (a) the Offeror and its affiliates; (b) any “interested party”; (c) a related party of an interested party unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither interested parties nor insiders of the Offeror; or (d) any person or company acting jointly or in concert with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat the Units acquired pursuant to the Offer as “minority” Units and to vote them, or to consider them voted, in favour of a Compulsory Acquisition or Subsequent Acquisition Transaction that is a business combination if, among other things, the consideration for each security in the Compulsory Acquisition or Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. The Offeror currently intends that the consideration offered under any Compulsory Acquisition or Subsequent Acquisition Transaction proposed by it would be the same consideration paid to the Unitholders under the Offer, and the Offeror intends to cause Units acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.
To the knowledge of the Offeror, after reasonable inquiry, 13,802,195 Units would be required to be excluded in determining whether “minority” approval for a Subsequent Acquisition Transaction has been obtained for the purposes of MI 61-101. Of the 13,802,195 Units to be excluded, 1 Special Unit (representing 13,767,990 votes) is held by Boralex, and the aggregate of 34,205 Units are held by those persons listed in Section 12 of the Circular, “Ownership of and Trading in Securities of the Fund”.
Unitholders should consult their legal advisors for determination of their legal rights with respect to any Subsequent Acquisition Transaction.
For a discussion of the tax consequences to a Unitholder in the event of a Subsequent Acquisition Transaction, see Section 22 of this Circular, “Certain Canadian Federal Income Tax Considerations” and Section 23 of this Circular, “Certain United States Federal Income Tax Considerations”.
Other Alternatives
If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Units in the open market or in privately negotiated transactions or otherwise, or taking no further action to acquire additional Units, or acquiring the Fund’s assets by way of an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization, redemption or other transaction involving the Offeror or Boralex, and/or its affiliates and the Fund. Any additional purchases of Units could be at a price greater than, equal to or less than the price to be paid for Units under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Units acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Units under the Offer.
Proposed Amendments
In the event that a special meeting of Unitholders is called, Unitholders may be called to consider any of the following proposed amendments, or any other proposed amendments, in respect of, pursuant to and in accordance with the provisions of the Trust Agreement, which would require the approval of the votes of holders of 66 2/3% or more of the outstanding Units (calculated on a fully-diluted basis):
(a)	amending Section 6.29 of the Trust Agreement to provide, among other things, that a Compulsory Acquisition can be effected subsequent to a take-over bid for all outstanding Units (not including Units issuable upon conversion, exercise or exchange of exchangeable securities of the Fund) in jurisdictions in which such take-over bid as solicitation is lawful and that a Subsequent Acquisition Transaction may be effected if the Offeror (including its affiliates and associates), after take up and payment of Units deposited under the Offer, holds not less than 66 2/3% of the outstanding Units calculated on a fully-diluted basis; provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to, or approval of, the Unitholders not to proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction if for whatever reason the Offeror determines it appropriate not to so proceed;

(b)	amending Section 6.29 of the Trust Agreement to provide that Units held by Non-Tendering Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror’s Notice in respect of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as the case may be, and that those Non-Tendering Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Non-Tendering Offerees if the Non-Tendering Offerees had deposited those Units under the Offer;

(c)	approving any Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the Trust Agreement as amended in accordance with the foregoing;

(d)	amending the Trust Agreement to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Units taken up under the Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the Trust Agreement in connection therewith;

(e)	directing the Board of Trustees and the directors and/or officers of its subsidiaries to cooperate in all respects with the Offeror regarding the foregoing including completing any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith; and

(f)	authorizing any officer or director of the Offeror, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of the Fund or otherwise, as may be necessary or desirable to give effect to these amendments
(collectively, the “Proposed Amendments” or individually, a “Proposed Amendment”).
The Offeror would cause Units acquired under the Offer to be voted in favour of the Proposed Amendment, a Compulsory Acquisition, a Subsequent Acquisition Transaction or other transaction.
The Offeror has applied for relief from the OSC and AMF under MI 61-101 and it has been granted relief from the requirements, in the event that the Offeror takes up and pays for Units under the Offer, to (a) call a meeting of Unitholders to approve any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance with the Trust Agreement as may be amended by Proposed Amendments; and (b) send an information circular to Unitholders in connection with such a Compulsory Acquisition or Subsequent Acquisition Transaction, in each case provided that minority approval shall have been obtained by written resolutions rather than at a meeting of Unitholders. The Offeror does not currently intend to rely on such exemption.”
All references in the Offer and Circular, including the “Summary” and face page Sections, to “Special Resolution(s)” are amended to state “Proposed Amendment(s)”.
6. OTHER CHANGES TO THE OFFER AND CIRCULAR
Face Pages
The third sentence of the first full paragraph on page ‘ii’ is entirely deleted and replaced with the following:
“Listing will be subject to Boralex fulfilling all of the listing requirements of the TSX on or before October 17, 2010.”

The sixth full paragraph on page ‘ii’ is entirely deleted and replaced with the following:
“The Convertible Debentures will not be redeemable before September 30, 2013. On and after September 30, 2013 and prior to September 30, 2015, the Convertible Debentures will be redeemable at Boralex’s option at par plus accrued and unpaid interest, provided that the volume weighted average trading price of the Boralex Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given is not less than 125% of the Conversion Price. On and after September 30, 2015, the Convertible Debentures will be redeemable at Boralex’s option at any time at par plus accrued and unpaid interest.”
Summary
The third paragraph under “Terms of the Convertible Debentures” in the “Summary” of the Offer is entirely deleted and replaced with the following:
“The Convertible Debentures will not be redeemable before September 30, 2013. On and after September 30, 2013 and prior to September 30, 2015, the Convertible Debentures will be redeemable at Boralex’s option at par plus accrued and unpaid interest, provided that the volume weighted average trading price of the Boralex Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price. On and after September 30, 2015, the Convertible Debentures will be redeemable at Boralex’s option at any time at par plus accrued and unpaid interest.”
Circular
The disclosure under Section 7 of the Circular, “Source of Offered Consideration” is entirely deleted and replaced with the following:
“Boralex will issue Convertible Debentures up to an aggregate principal amount of $135,900,000. Fractional Convertible Debentures will not be issued in connection with the Offer. The Unitholder will receive that principal amount of Convertible Debentures to which they would be entitled to pursuant to the Offer rounded down to the nearest whole $100 principal amount of Convertible Debentures.
In order to fund the payment of the cash component of the offered consideration, Boralex will be issuing, on a bought deal basis, 6.75% extendible convertible unsecured subordinated debentures (the “Extendible Debentures”) in the aggregate principal amount of $95,000,000 (the “Financing”). Closing of the Financing is expected on or about September 15, 2010. The terms of the Extendible Debentures to be issued in connection with the Financing will be identical to the terms of the Convertible Debentures to be issued pursuant to the Offer, except for the initial maturity date extension feature of the Extendible Debentures.”
The disclosure under Section 8 of the Circular, “Summary Historical Unaudited Pro Forma Consolidated Financial Information” is amended by adding the following at the end of such section:
“The tables set out below include a summary of: (a) Boralex’s historical consolidated financial information as at and for the year ended December 31, 2009 and Boralex’s consolidated unaudited interim financial information as at and for the six-month period ended June 30, 2010, and (b) unaudited pro forma consolidated financial information for Boralex as at and for the six-month period ended June 30, 2010 and for the year ended December 31, 2009. The historical financial information of Boralex as at and for the year ended December 31, 2009 has been derived from and should be read in conjunction with Boralex’s audited consolidated financial statements for the equivalent periods, and the historical financial information of Boralex as at and for the six-month period ended June 30, 2010 has been derived from and should be read in conjunction with Boralex’s unaudited interim consolidated financial statements for the equivalent period, each of which is incorporated by reference herein and is available on SEDAR at www.sedar.com. See the unaudited pro forma consolidated financial statements attached as Schedule A hereto for information as to how the unaudited pro forma consolidated financial information was derived.

The summary unaudited pro forma consolidated financial information for Boralex gives effect to the Offer and the Financing (prior to giving effect to the over-allotment option in connection with the Financing) as if the Offer and the Financing had been completed and adjustments had been effected as at June 30, 2010 for the unaudited pro forma consolidated balance sheet, as of January 1, 2009 for the unaudited pro forma consolidated statement of earnings for the six-month period ended June 30, 2010 and for the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2009. In preparing the unaudited pro forma consolidated financial statements, management of Boralex has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer and the Financing will differ from the pro forma information presented below. In preparing the unaudited pro forma consolidated financial statements a review was undertaken by management of Boralex to identify accounting policy differences between the Fund and Boralex where the impact was potentially material and could be reasonably estimated. Management of Boralex believes that the accounting policies of Boralex and the Fund used in the preparation of these unaudited pro forma consolidated financial statements are substantially consistent. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Boralex and accompanying notes included in Schedule A hereto.
Boralex Inc.

	Pro Forma, after giving effect to the
	Offer and the Financing		Historical
	Six-month Period	Year Ended	Six-Month Period	Year Ended
(in thousands of dollars, except per share	Ended June 30,	December 31,	June 30,	December 31,
amounts and number of shares)	2010	2009	2010	2009
Earnings Data
Revenues from energy sales	136,070	286,975	87,732	184,779
Operating income before amortization	48,823	111,070	22,874	57,325
Financing costs	20,830	38,123	8,883	13,727
Net earnings (loss)	(13,043)	1,622	(4,450)	24,439

Net earnings (loss) per Boralex Share	(0.35)	0.04	(0.12)	0.65
(basic and diluted)
Weighted average number of Boralex Shares	37,740,921	37,740,921	37,740,921	37,740,921
outstanding

Balance Sheet Data (at end of period)
Cash and cash equivalents	77,648		49,755
Property, plant and equipment	749,340		457,958
Total assets	1,184,901		773,503
Total debt (1)	675,897		350,922
Total equity	379,243		325,675

Other Data
Adjusted Net Earnings (2)	2,287	9,057	1,254	14,232
Adjusted Net Earnings per Boralex Share	0.06	0.24	0.03	0.38
(basic and diluted) (2)

(1)	Total debt represents long-term debt and current portion of long-term debt net of financing costs.

(2)	Adjusted Net Earnings represents net earnings (loss) attributable to Boralex as determined in accordance with GAAP, adjusted to exclude the impact of specific items. Specific items include charges for impairment of assets, professional fees incurred in connection with the Offer, debt restructuring charges, gain or loss on sale of subsidiary or business units, dilution gain and other significant items of an unusual nature (herein referred to as “Specific Items”).

Adjusted Net Earnings and Adjusted Net Earnings per Boralex Share are not presentations made in accordance with Canadian GAAP.

We have included Adjusted Net Earnings and Adjusted Net Earnings per Boralex Share to provide investors with a supplemental measure of our operating performance. We believe Adjusted Net Earnings and Adjusted Net Earnings per Boralex Share are important supplemental measures of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on Canadian GAAP financial measures. We also believe that securities analysts, investors and other interested parties frequently use these measures in the evaluation of issuers. Our management also uses these measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our future debt service, capital expenditure and working capital requirements. As discussed above, we believe that the presentation of Adjusted Net Earnings and Adjusted Net Earnings per Common Share in this short form prospectus is appropriate. However, these measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under Canadian GAAP. We primarily rely on our results as reported in accordance with Canadian GAAP and use Adjusted Net Earnings and Adjusted Net Earnings per Common Share only as supplemental measures. The Boralex’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures that may be presented by other companies, and therefore should not be considered in isolation.
The table reconciles net earnings (loss) as reported to Adjusted Net Earnings:

	Pro Forma, after giving effect to the
	Offer and the Financing		Historical
	Six-month Period	Year Ended	Six-month Period	Year Ended
(in thousands of dollars, except per share	Ended June 30,	December 31,	Ended June 30,	December 31,
amounts and number of shares)	2010	2009	2010	2009
Net earnings (loss)	(13,043)	1,622	(4,450)	24,439
Specific items:
Impairments of property, plant and equipment at a power station owned by the Fund	11,756	21,782	2,739	4,140
Professional fees incurred in connection with the Offer	2,178	—	1,569	—
Amortization of balance of deferred financing costs under former financing for Phase 1 of Thames River	1,915	—	1,915	—
Gain on sale of subsidiary	(519)	—	(519)	—
Gain on disposal of investment in subsidiary	—	(482)	—	(482)
Gain on dilution	—	(13,865)	—	(13,865)

Total impact of specific items	15,330	7,435	5,704	(10,207)

Adjusted Net Earnings	2,287	9,057	1,254	14,232

This table reconciles net earnings (loss) per Boralex Share as reported to Adjusted Net Earnings per Boralex Share:

	Pro Forma, after giving effect to the
	Offer and the Financing		Historical
	Six-month Period	Year Ended	Six-month Period	Year Ended
(in thousands of dollars, except per share	Ended June 30,	December 31,	Ended June 30,	December 31,
amounts and number of shares)	2010	2009	2010	2009
Net earnings (loss) per Boralex Share (basic and diluted)	(0.35)	0.04	(0.12)	0.65
Specific items:
Impairments of property, plant and equipment at a power station owned by the Fund	0.31	0.58	0.07	0.11
Professional fees incurred in connection with the Offer	0.06	—	0.04	—
Amortization of balance of deferred financing costs under former financing for Phase 1 of Thames River	0.05	—	0.05	—
Gain on sale of subsidiary	(0.01)	—	(0.01)	—
Gain on disposal of investment in subsidiary	—	(0.01)	—	(0.01)
Gain on dilution	—	(0.37)	—	(0.37)

Total impact of specific items	0.41	0.20	0.15	(0.27)

Adjusted Net Earnings per Boralex Share (basic and diluted)	0.06	0.24	0.03	0.38

The disclosure under subsection “Convertible Debentures” in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”, is amended:
(a)	by entirely deleting the first sentence under subsection “Convertible Debentures” and replacing it with the following:

“The Convertible Debentures and the Extendible Debentures will be issued under the same trust indenture (the “Indenture”) to be entered into between Boralex and Computershare Trust Company of Canada (the “Debenture Trustee”).”

(b)	by entirely deleting the first sentence of the first paragraph under “General” and replacing it with the following:

“The aggregate principal amount of the Convertible Debentures and Extendible Debentures authorized for issue will be limited to $245,150,000.”

(c)	by entirely deleting the third paragraph under “General” and replacing it with the following:

“The Convertible Debentures will bear interest from the date of issue at 6.75% per annum, which will be payable semi-annually in arrears on June 30 and December 31 in each year commencing on December 31, 2010; provided, however, that the Interest Payment Dates may be modified to provide for one or more Interest Payment Dates prior to December 31, 2010, subject to the approval of the TSX.

Boralex has made an application to the TSX requesting that the Convertible Debentures and the Extendible Debentures trade on the TSX under a single “ticker”. Such application remains subject to review and approval by the TSX.

In order to allow for the trading of the Convertible Debentures and the Extendible Debentures on the TSX under a single ticker, the Convertible Debentures may bear interest from the date of issuance of the Extendible Debentures (instead of the date of issuance of the Convertible Debentures).”

(d)	by entirely deleting the last sentence of the only paragraph under “TSX Listing” and replacing it with the following:

“Listing will be subject to Boralex fulfilling all of the listing requirements of the TSX on or before October 17, 2010.”

(e)	by entirely deleting the last paragraph under “Conversion Privilege” and replacing it with the following:

“No fractional Boralex Shares will be issued on any conversion but in lieu thereof Boralex will satisfy fractional interest by a cash payment equal to the current market price of any fractional interest.”

(f)	by entirely deleting the disclosure under “Redemption and Purchase” and replacing it with the following:

“The Convertible Debentures may not be redeemed by the Corporation on or before September 30, 2013 (except in certain limited circumstances following a Change of Control). After September 30, 2013 and prior to September 30, 2015, the Convertible Debentures may be redeemed by Boralex, in whole or in part from time to time, at the option of Boralex on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Boralex Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price. On and after September 30, 2015, the Convertible Debentures may be redeemed in whole or in part from time to time at the option of Boralex at a price equal to their principal amount plus accrued and unpaid interest.

In the case of redemption of less than all of the Convertible Debentures, the Convertible Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.

Provided that Boralex is not in default under the Indenture, Boralex will have the right to purchase Debentures in the market, by tender or by private contract.”

(g)	by entirely deleting the second sentence of the only paragraph under “Payment upon Redemption or Maturity” and replacing it with the following:

“Boralex may, at its option and provided no Event of Default has occurred and is continuing, on not more than 60 and not less than 40 days prior notice, subject to applicable regulatory approval, elect to satisfy its obligation to pay the principal amount of the Convertible Debentures which are to be redeemed or the principal amount of the Convertible Debentures which are due on the Maturity Date, as the case may be, by issuing freely tradeable Boralex Shares to the holders of the Convertible Debentures.”

(h)	by entirely deleting the last sentence of the first paragraph under “Change of Control of Boralex” and replacing it with the following:

“A “Change of Control” will be defined in the Indenture as (i) the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control or direction of more than 50% of the outstanding voting securities of Boralex or (ii) the sale or other transfer of all or substantially all of the consolidated assets of Boralex.”

(i)	by entirely deleting the first sentence of the last paragraph under “Change of Control of Boralex” and replacing it with the following:

“If 90% or more of the aggregate principal amount of debentures issued under the Indenture outstanding on the date of the giving of notice of the Change of Control have been tendered to Boralex pursuant to the Debenture Offer, Boralex will have the right to redeem all the remaining debentures issued under the Indenture at the Debenture Offer Price.”

(j)	by adding the following paragraph immediately following the first paragraph under “Change of Control of Boralex”:

“A Change of Control will not include an acquisition, merger, reorganization, amalgamation, arrangement, combination or other similar transaction if the holders of voting securities of Boralex immediately prior to such transaction hold securities representing at least 50% of the voting control or direction in Boralex or the successor entity upon completion of the transaction.”

(k)	by entirely deleting the second paragraph under “Cash Change of Control” and replacing it with the following:

“The Change of Control Conversion Price will be calculated as follows:

COCCP = ECP/(1+(CP x (c/t))) where:

COCCP is the Change of Control Conversion Price;

ECP = the Conversion Price in effect on the Change of Control Effective Date;

CP = 58%;

c = the number of days from and including the Change of Control Effective Date to but excluding September 30, 2015; and

t = the number of days from and including the date of the initial issuance of Extendible Debentures to but excluding September 30, 2015.”

(l)	by entirely deleting the disclosure under “Interest Payment Option” and replacing it with the following:

“Unless an Event of Default has occurred and is continuing, Boralex may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay interest on the Convertible Debentures (the “Interest Obligation”), on an Interest Payment Date, (i) in cash; (ii) by delivering sufficient Boralex Shares to the Debenture Trustee, for sale, to satisfy the Interest Obligation on the Interest Payment Date, in which event holders of the Convertible Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Boralex Shares (the “Boralex Share Interest Payment Election”); or (iii) any combination of (i) and (ii) above.

The Indenture will provide that, upon Boralex making a Boralex Share Interest Payment Election, the Debenture Trustee shall (i) accept delivery from Boralex of Boralex Shares; (ii) accept bids with respect to, and consummate sales of, such Boralex Shares, each as Boralex shall direct in its absolute discretion through the investment banks, brokers or dealers identified by Boralex; (iii) invest the proceeds of such sales in securities issued or guaranteed by the Government of Canada which mature prior to the applicable Interest Payment Date, and use the proceeds received from investment in such permitted government securities, together with any additional cash provided by Boralex, to satisfy the Interest Obligation; and (iv) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by Boralex and the Debenture Trustee in order to effect the Boralex Share Interest Payment Election. If a Boralex Share Interest Payment Election is made, the sole right of a holder of Convertible Debentures in respect of interest will be to receive a cash payment equal to the interest owed on their Convertible Debentures from the Debenture Trustee out of the proceeds of the sale of Boralex Shares (plus any amount received by the Debenture Trustee from Boralex) in full satisfaction of the Interest Obligation, and the holder of such Convertible Debentures will have no further recourse to Boralex in respect of the Interest Obligation.”
The disclosure under subsection “Consolidated Capitalization” in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures” is amended by adding the following at the end of such subsection:

“The following table sets forth Boralex’s consolidated capitalization as at June 30, 2010, adjusted to give effect to the completion of the Offer and the Financing. The table should be read in conjunction with the pro forma consolidated financial statements of Boralex included herein.

		Pro Forma as at June 30, 2010
	Actual	after giving effect to the
(in thousands of Canadian dollars)	As at June 30, 2010	Offer and the Financing(2)
Long-Term Debt(1):	350,922	470,797
Revolving Credit Facility	—	—
Extendible Debentures and Convertible Debentures	—	205,100

Total Long-Term Debt	350,922	675,897
Shareholder’s Equity:
Capital Stock	222,694	222,694
Equity Component of Debentures	—	21,000
Contributed Surplus	4,980	4,980
Retained Earnings	153,725	186,509
Accumulated Other Comprehensive Loss	(62,800)	(63,016)

Total Equity Attributable to Boralex Inc.	318,599	372,167
Non-Controlling Interest	7,076	7,076

Total Equity	325,675	379,243

Total Capitalization	676,597	1,055,140

(1)	Includes the current portion of the long-term debt.

(2)	Assumes that all the Units are deposited under the Offer.”
All references in the Offer and Circular, including the “Summary” and face page Sections, to the disclosure under “Convertible Debentures” or “Consolidated Capitalization” in Section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures” are amended to reflect the foregoing changes.
The following text is hereby added to Section 10 of the Circular, “Earnings Coverage Ratio”, and should be read in conjunction with the existing text in Section 10 of the Circular, “Earnings Coverage Ratio”:
“Boralex’s pro forma earnings coverage ratio, after giving effect to the Offer and the Financing, is less than one-to-one. The additional earnings coverage required to achieve a pro forma earnings coverage ratio of one-to-one would be $1,333,000 for the year ended December 31, 2009 and $15,834,000 for the six-month period ended June 30, 2010. If adjusted for Specific Items, the adjusted pro forma earnings coverage ratio would be 1.16 for the year ended December 31, 2009 and 0.98 for the six-month period ended June 30, 2010. Boralex’s pro forma earnings coverage ratio, after giving effect to the Financing but before giving effect to the Offer, for the year ended December 31, 2009 and the twelve–month period ended June 30, 2010 is 1.21:1.00 and 1.16:1.00 respectively.
The following table sets forth the actual and pro forma earnings coverage ratios and the actual and pro forma adjusted earnings coverage ratios for the year ended December 31, 2009, the actual earnings coverage ratio and actual adjusted earnings coverage ratio for the 12 month period ended June 30, 2010 and the pro forma earnings coverage ratio and adjusted earnings coverage ratio for the six month period ended June 30, 2010. The earnings coverage ratios set forth below were prepared in accordance with applicable Canadian disclosure requirements based on Boralex’s audited consolidated financial statements for the year ended December 31, 2009 and the unaudited consolidated financial statements for the six-month periods ended June 30, 2010 and 2009. The earnings coverage ratio for the 12 month period ended June 30, 2010 were prepared by taking financial information derived from Boralex’s audited consolidated financial statements for the year ended December 31, 2009, plus financial information derived from the unaudited consolidated financial statements for the six month period ended June 30, 2010, less financial information derived from the unaudited consolidated financial statements for the six month period ended June 30, 2009.

	12-Month Period	Six Month Period
	Ended	Ended	Year Ended	Year Ended
	June 30, 2010	June 30, 2010	December 31, 2009	December 31, 2009
	Actual	Pro Forma(4)	Actual	Pro Forma(4)
Earnings Coverage Ratio(2)(3):	1.81:1.00	0.24:1.00	3.11:1.00	0.97:1.00
Adjusted Earnings Coverage Ratio:	1.55:1.00	0.98:1.00	2.36:1.00	1.16:1.00

	12-Month Period	Six-Month Period
	Ended June 30,	Ended June 30,	Year Ended
	2010	2010	December 31, 2009
(in thousands of Canadian dollars)	Actual	Pro Forma(4)	Actual	Pro Forma(4)
As Reported
Earnings Coverage Ratio	1.81:1.00	0.24:1.00	3.11:1.00	0.97:1.00
Earnings before interest and income taxes	28,418	4,996	42,636	36,790
Interest requirement(2)	15,743	20,830	13,727	38,123

Earnings coverage (deficit)	12,675	(15,834)	28,909	(1,333)
Adjusted(1)
Earnings Coverage Ratio	1.55:1.00	0.98:1.00	2.36:1.00	1.16:1.00
Earnings before interest and income taxes as above	28,418	4,996	42,636	36,790
Total impact of specific items on adjusted net earnings(1)	(4,021)	15,330	(10,207)	7,435

Adjusted Earnings before interest and income taxes	24,397	20,326	32,429	44,225

Interest requirement	15,743	20,830	13,727	38,123

Earnings coverage	8,654	(504)	18,702	6,102

(1)	Adjusted earnings coverage ratio is a non-GAAP measure.

(2)	The interest requirement has been calculated excluding the carrying charges for the portion of the Extendible Debentures and Convertible Debentures that have been reflected in equity (amounting to $21,000,000). If the Extendible Debentures and Convertible Debentures had been accounted for in their entirety as debt for the purpose of calculating the ratios, the amount of the carrying charges for those securities would have been reflected in the calculation of the interest requirement. The pro forma earnings coverage ratios for the periods referred to above, calculated as though those securities had been accounted for as debt are as follows: (i) 0.23:1 for the six-month period ended June 30, 2010, and (ii) 0.92:1 for the year ended December 31, 2009.

(3)	The pro forma earnings coverage ratio for the year ended December 31, 2009 and the twelve-month period ended June 30, 2010, after giving effect to the Financing but before giving effect to the Offer, is 1.21:1 and 1.16:1, respectively.

(4)	After giving effect to the Financing and the Offer.

Boralex’s interest requirement, after giving effect to the Offer and the Financing, amounted to $38,123,000 for the 12-month period ended December 31, 2009 and $20,830,000 for the six-month period ended June 30, 2010. Boralex’s earnings before interest and income tax for the twelve-month period ended December 31, 2009 was $36,790,000, which is 0.97 times Boralex’s interest requirements for this period. Boralex’s earnings before interest and income tax for the six-month period ended June 30, 2010 was $4,996,000, which is 0.24 times Boralex’s interest requirements for this period. The amount of earnings before interest and taxes required to achieve an earnings coverage ratio of one-to-one would have been $1,333,000 for the twelve-month period ended December 31, 2009 and $15,834,000 for the six month period ended June 30, 2010.”
The only paragraph in Section 25 of the Circular, “Expenses of the Offer” is entirely deleted and replaced with the following:
“The Offeror estimates that expenses in the aggregate amount of approximately $8 million will be incurred by the Offeror and/or one or more of its affiliates in connection with the Offer, including legal, financial advising, accounting, translation, filing and printing costs, Depositary’s fees, the cost of preparation and mailing of the Offer and Circular and the documentation accompanying the Offer and Circular.”
The disclosure under Section 23 of the Circular, “Certain United States Federal Income Tax Considerations” is amended as follows:
The first sentence of the first full paragraph under “Certain United States Federal Income Tax Considerations” is entirely deleted and replaced with the following:
“The following is a summary of certain material United States federal income tax considerations generally applicable to a Unitholder who disposes of Units to the Offeror in exchange for cash, the Convertible Debentures or a combination of cash and the Convertible Debentures pursuant to the Offer, or otherwise pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction described under Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer.”
The sixth full paragraph under “Certain United States Federal Income Tax Considerations” is entirely deleted and replaced with the following:
“You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation of the disposition of the Units for cash, the Convertible Debentures or a combination of cash and the Convertible Debentures pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction), as well as the ownership and disposition of the Convertible Debentures and Boralex Shares into which such debentures are convertible, and any tax issues arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under the Treaty.”
The disclosure under “Certain United States Federal Income Tax Considerations – Disposition of the Units in Exchange for Convertible Debentures” is entirely deleted and replaced with the following:
“Disposition of the Units in Exchange for Cash, the Convertible Debentures or a Combination of Cash and the Convertible Debentures
The exchange of the Units for cash, the Convertible Debentures or a combination of cash and the Convertible Debentures pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction) will constitute a taxable transaction. Subject to the “passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will recognize gain or loss on the exchange in an amount equal to the difference, if any, between (a) the sum of the amount of cash received (if any) plus the “issue price” (as defined below) of the Convertible Debentures received (if any) in the exchange and (b) such Holder’s adjusted tax basis in the Units exchanged. Any gain recognized in the exchange generally will be United States source income for foreign tax credit purposes. Subject to the PFIC rules discussed below, gain or loss recognized on the exchange will be long-term capital gain or loss if the Units were held for more than one year at the time of the exchange. Long-term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations. The holding period of the Convertible Debentures in the hands of a U.S. Holder will begin on the day following the exchange, and the tax basis of such debentures will be equal to the “issue price” of the Convertible Debentures received in the exchange.”
The disclosure under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Treatment” (which heading immediately precedes “Ownership and Disposition of the Convertible Debentures”) is modified by entirely deleting and replacing the first sentence of the second full paragraph with the following:
“If the Fund was treated as a PFIC in any year during which a U.S. Holder owns the Units, the U.S. Holder generally would treat any gain from the disposition of the Units in exchange for cash, the Convertible Debentures or a combination of cash and the Convertible Debentures as ordinary income.”
The disclosure under “Certain United States Federal Income Tax Considerations – Ownership and Disposition of the Convertible Debentures” is modified by adding the following sentence immediately after such heading:
“The following discussion related to the ownership and disposition of the Convertible Debentures is applicable to U.S. Holders that receive the Convertible Debentures in connection with the Offer, or otherwise pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction described under Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.”
The disclosure under “Certain United States Federal Income Tax Considerations – Other Considerations – Foreign Tax Credit” is modified by entirely deleting and replacing the first sentence of the first full paragraph with the following:
“A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the exchange of Units for cash, the Convertible Debentures or a combination of cash and the Convertible Debentures pursuant to the Offer (or pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction), or in connection with the receipt of interest on the Convertible Debentures, or the receipt of dividends on the Boralex Shares in which the Convertible Debentures were converted, or in connection with the recognition of gain on the sale or other disposition of the Convertible Debentures or Boralex Shares, may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for the Canadian income tax paid.”
The last full paragraph under “Certain United States Federal Income Tax Considerations” is entirely deleted and replaced with the following:
“THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES ARISING FROM THE EXCHANGE OF THE UNITS FOR CASH, THE CONVERTIBLE DEBENTURES OR A COMBINATION OF CASH AND THE CONVERTIBLE DEBENTURES PURSUANT TO THE OFFER (OR PURSUANT TO A COMPULSORY ACQUISITION OR A SUBSEQUENT ACQUISITION TRANSACTION) AND TO THE OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE DEBENTURES AND BORALEX SHARES.”
Definitions
The “Definitions” section of the Offer is amended to add the following definitions, in each case in alphabetical order in relation to the other defined terms set out therein:
“Cash Alternative” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”.

“Debenture Alternative” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”.
“Extendible Debentures” has the meaning ascribed thereto in Section 7 of the Circular, “Source of Offered Consideration”.
“Financing” has the meaning ascribed thereto in Section 7 of the Circular, “Source of Offered Consideration”.
“Locked-Up Superior Proposal” has the meaning ascribed thereto in Section 14 of the Circular, “Arrangements, Agreements or Understandings”.
“Locked-Up Unitholders” has the meaning ascribed thereto in Section 14 of the Circular, “Arrangements, Agreements or Understandings”.
“Maximum Take-Up Date Cash Consideration” means, in respect of the Take-Up Date, the product obtained by multiplying (i) $90,600,000 by (ii) the quotient resulting when the aggregate number of Units to be taken up on such Take-Up Date is divided by 45,300,002, being the aggregate number of Units outstanding as at the date hereof.
“Maximum Take-Up Date Debenture Consideration” means, in respect of a Take-Up Date, the number of $100 principal amount of Convertible Debentures equal to the product obtained by multiplying (i) $135,900,000 principal amount of Convertible Debentures by (ii) the quotient resulting when the aggregate number of Units to be taken up on such Take-Up Date is divided by 45,300,002, being the aggregate number of Units outstanding as at the date hereof.
“Specific Items” has the meaning ascribed thereto in Section 8 of the Circular, “Summary Historical Unaudited Pro Forma Consolidated Financial Information”.
“Subject Units” has the meaning ascribed thereto in Section 14 of the Circular, “Arrangements, Agreements or Understandings”.
“Take-Up Date” means a date upon which the Offeror takes up or acquires Units pursuant to the Offer.
The “Definitions” section of the Offer is amended by entirely deleting the following definitions and replacing them with the following:
“Compulsory Acquisition” has the meaning ascribed thereto in Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.
“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.
The definition of “Dissenting Offeree” in the “Definitions” section of the Offer is entirely deleted and replaced by the following definition:
“Non-Tendering Offeree” has the meaning ascribed thereto in Section 21 of the Circular, “Acquisition of Units Not Deposited Under the Offer”.
Schedule A
Schedule A to the Offer is amended by adding Schedule A to this Notice to the end thereto.

7. TIME FOR ACCEPTANCE
The Offer is open for acceptance until 7:00 p.m. (Montréal time) on September 15, 2010 unless further extended or withdrawn. See Section 2 of the Offer, “Time for Acceptance”.
8. MANNER OF ACCEPTANCE
Units may be tendered to the Offer in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”, as amended by the notice of extension and variation dated July 17, 2010.
9. TAKE UP OF AND PAYMENT FOR DEPOSITED UNITS
If all the terms and conditions referred to in the Offer have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for all Units validly deposited under the Offer and not properly withdrawn, as soon as possible, but in any event no later than three business days after the Expiry Time. Any Units deposited pursuant to the Offer after the first date on which Units have been taken up and paid for by the Offeror will be taken up and paid for within ten days of such deposit.
Unitholders are referred to Section 6 of the Offer, “Take Up of and Payment for Deposited Units”, for details as to the take up and payment for Units under the Offer.
10. RIGHT TO WITHDRAW DEPOSITED UNITS
Except as otherwise stated herein or in Section 7 of the Offer or otherwise required by applicable Law, all deposits of Units pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Units deposited under the Offer may be withdrawn at the place of deposit by or on behalf of the Depositing Unitholder:
(a) at any time before the Units have been taken up by the Offeror;
(b) if the Units have not been paid for by the Offeror within three business days after having been taken up; or
(c) at any time prior to the expiration of ten days from the date upon which either:
i.	a notice of change relating to a change which has occurred in the information contained in the Offer or Circular, as amended, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw Units deposited under the Offer; or

ii.	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Units where the Expiry Time is not extended for more than ten days or a variation consisting solely of a waiver of a condition of the Offer);
is delivered to CDS as the registered holder of all Units, and is mailed, delivered or otherwise properly communicated to Unitholders (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Units have not been taken up by the Offeror at the date of the notice of change or notice of variation, as the case may be.
Any Units withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be re-deposited subsequently at or prior to the Expiry Time by following the procedures described under “Manner of Acceptance” in Section 3 of the Offer.

Unitholders are referred to Section 7 of the Offer, “Withdrawal of Deposited Units”, for a description of the procedures for exercising the right to withdraw Units deposited under the Offer.
11. STATEMENT OF RIGHTS
Securities legislation in the provinces and territories of Canada provides Unitholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Unitholders. However, such rights must be exercised within prescribed time limits. Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.
12. VARIATIONS TO THE OFFER
The Offer, Circular and Letter of Acceptance and Transmittal shall be read with this Notice in order to give effect to the variation in the terms and conditions of the Offer set forth in this Notice.
13. APPROVAL OF NOTICE
The contents of this Notice have been approved and the sending, communication and delivery thereof to the Unitholders has been authorized by the board of directors of the Offeror and Boralex.

AUDITORS’ CONSENT
We have read the Notice of Extension and Variation of 7503679 Canada Inc., a wholly owned subsidiary of Boralex, dated August 31, 2010 relating to the offer and take-over bid circular dated May 18, 2010, as amended, to purchase all of the issued and outstanding trust units of Boralex Power Income Fund. We have complied with Canadian generally accepted standard for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned Notice of Extension and Variation of our report to the shareholders of Boralex on the consolidated balance sheets of Boralex as at December 31, 2009 and 2008 and the consolidated statements of earnings, retained earnings, comprehensive income (loss) and cash flows for the years then ended. Our report is dated February 24, 2010 (except as to notes 3(d) and 23 which are as of August 27, 2010).
Montréal, Québec, Canada
August 31, 2010
(signed) PricewaterhouseCoopers

CONSENT OF COUNSEL
To: The Board of directors of 7503679 Canada Inc. (the “Offeror”)
We hereby consent to the reference to us in Section 28, “Legal Matters”, with respect to “Certain United States Federal Income Tax Considerations” in the Circular accompanying the offer dated May 18, 2010, as amended, made by the Offeror to the holders of trust units of Boralex Power Income Fund, as such disclosure has been modified in the Notice of Extension and Variation of the Offeror dated August 31, 2010.
New York, New York
August 31, 2010
(signed) K&L Gates LLP

APPROVAL AND CERTIFICATE OF THE OFFEROR
The contents of the Offer and Circular and the present Notice have been approved and the sending, communication or delivery thereof to the Unitholders of Boralex Power Income Fund has been authorized by the board of directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
Dated: August 31, 2010

Per: (signed) Patrick Lemaire	Per: (signed) Jean-François Thibodeau

President	Vice President
On Behalf of the Board of Directors of 7503679 Canada Inc.

Per: (signed) Patrick Lemaire	Per: (signed) Sylvain Aird

Director	Director

2

APPROVAL AND CERTIFICATE OF BORALEX INC.
The contents of the Offer and Circular and the present Notice have been approved and the sending, communication or delivery thereof to the Unitholders of Boralex Power Income Fund has been authorized by the board of directors of Boralex Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
Dated: August 31, 2010

Per: (signed) Patrick Lemaire	Per: (signed) Jean-François Thibodeau

Chief Executive Officer	Chief Financial Officer
On Behalf of the Board of Directors of Boralex Inc.

Per: (signed) Bernard Lemaire	Per: (signed) Gilles Shooner

Director	Director

SCHEDULE “A”
PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED) OF BORALEX INC.
as at June 30, 2010
(expressed in thousands of Canadian dollars)

			Pro Forma
		Boralex Power	adjustments		Pro Forma
	Boralex Inc.	Income Fund	(note 3)		Boralex Inc.
	$	$	$		$
Assets
Current Assets
Cash and cash equivalents	49,755	23,493	4,400	(b)	77,648
Restricted cash	73,685	—	—		73,685
Accounts receivable	34,939	8,304	(1,178	) (f)	42,065
Future income taxes	544	526	—		1,070
Inventories	7,222	2,208	—		9,430
Prepaid expenses	2,812	1,004	—		3,816
Fair value of derivative financial instruments	5,894	—	—		5,894

	174,851	35,535	3,222		213,608
Investment	51,639	—	(51,639	) (c)	—
Property, plant and equipment	457,958	291,382	—		749,340
Power sales contracts and other intangible assets	44,264	51,305	—		95,569
Goodwill	—	—	76,002		76,002
Other assets	44,791	5,591	—		50,382

	773,503	383,813	27,585		1,184,901

Liabilities
Current liabilities
Accounts payable and accrued liabilities	50,375	9,469	7,681	(a) (b) (f)	67,525
Income taxes	1,304	—	—		1,304
Distributions payable to unitholders	—	1,969	(459)		1,510
Current portion of long-term debt	31,213	—	—		31,213

	82,892	11,438	7,222		101,552
Long-term debt	319,709	109,306	215,669	(a) (b)	644,684
Future income taxes	32,835	30,173	(18,967	) (c) (e)	44,041
Fair value of derivative financial instruments	12,392	—	—		12,392
Long-term lease accruals	—	2,989	—		2,989

	447,828	153,906	203,924		805,658

			Pro Forma
		Boralex Power	adjustments		Pro Forma
	Boralex Inc.	Income Fund	(note 3)		Boralex Inc.
	$	$	$		$
Shareholder’s equity – Equity attributable to shareholders
Capital stock	222,694	422,174	(422,174	)(a)	222,694
Equity component of convertible debenture	—	—	21,000	(b)	21,000
Capital contributing – exchangeable Class B units	—	112,867	(112,867	)(a)	—
Contributed surplus	4,980	—	—		4,980
Retained earnings	153,725	(287,720)	320,504	(a) (c) (e)	186,509
Accumulated other comprehensive income	(62,800)	(17,414)	17,198	(a) (c)	(63,016)

	318,599	229,907	(176,339)		372,167
Non-controlling interests	7,076	—	—		7,076

Total Equity	325,675	229,907	(176,339)		379,243

	773,503	383,813	27,585		1,184,901

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (UNAUDITED) OF BORALEX INC.
for the six-month period ended June 30, 2010
(expressed in thousands of Canadian dollars)

		Boralex Power	Pro Forma		Pro Forma
	Boralex Inc.	Income Fund	adjustments		Boralex Inc.
	$	$	(note 3)		$
Revenues from energy sales	87,732	48,338	—		136,070
Operating costs	53,462	21,564	(3,279	) (h)	71,747

	34,270	26,774	(3,279)		64,323
Share in earnings of the Fund	(1,260)	—	1,260	(g)	—
Management revenues from the Fund	3,279	—	(3,279	) (h)	—
Other income	454	—	—		454

	36,743	26,774	1,260		64,777

Management and operation of the Fund	2,819	—	—		2,819
Administrative	11,050	2,085	—		13,135

	13,869	2,085			15,954

Operating income before amortization	22,874	24,689	1,260		48,823

Amortization of property, plant and equipment	13,822	9,027	—		22,849
Amortization of intangible assets	1,929	3,228	—		5,157
Foreign exchange loss (gain)	1,030	(159)	—		871
Net loss on financial instruments	(339)	—	—		(339)
Financing costs	8,883	3,718	8,229	(b) (d)	20,830
Gain on sale of subsidiary	(774)	—	—		(774)
Impairment of property, plant and equipment and	—	15,970	—		15,970
intangible assets

	24,551	31,784	8,229		64,564

Earnings before income taxes	(1,677	(7,095)	(6,969)		(15,741)
Income taxes	2,680	(3,537)	(1,934	) (i)	(2,791)

Earnings including non-controlling interests	(4,357)	(3,558)	(5,035)		(12,950)
Net earnings attributable to non-controlling interests	(93)	—	—		(93)

Net earnings attributable to Boralex Inc.	(4,450)	(3,558)	(5,035)		(13,043)

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (UNAUDITED) OF BORALEX INC.
for the year ended December 31, 2009
(expressed in thousands of Canadian dollars)

		Boralex Power	Pro Forma		Pro Forma
	Boralex Inc.	Income Fund	adjustments		Boralex Inc.
	$	$	(note 3)		$
Revenues from energy sales	184,779	102,196	—		286,975
Renewable energy tax credits	13,853	—	—		13,853
Operating costs	126,286	47,529	(5,876)	(h)	167,939

	72,346	54,667	5,876		132,889
Share in earnings of the Fund	(2,090)	—	2,090	(g)	—
Management revenues from the Fund	5,876	—	(5,876)	(h)	—
Other income	2,061	—	—		2,061

	78,193	54,667	2,090		134,950

Management and operation of the Fund	4,789	—	—		4,789
Administrative	16,079	3,012	—		19,091

	20,868	3,012	—		23,880

Operating income before amortization	57,325	51,655	2,090		111,070

Amortization of property, plant and equipment	24,010	19,853	—		43,863
Amortization of intangible assets	2,046	6,963	—		9,009
Foreign exchange loss (gain)	1,473	3,184	—		4,657
Net loss on financial instruments	923	—	—		923
Financing costs	13,727	7,749	16,647	(b) (d)	38,123
Gain on dilution	(13,865)	—	—		(13,865)
Impairment of property, plant and equipment and	—	29,591	—		29,591
intangible assets

	28,314	67,340	16,647		112,301

Earnings before income taxes	29,011	(15,685)	(14,557)		(1,231)
Income taxes	4,470	(4,821)	(2,604)	(i)	(2,955)

Earnings including non-controlling interests	24,541	(10,864)	(11,953)		1,724
Net earnings attributable to non-controlling interests	(102)	—	—		(102)

Net earnings attributable to Boralex Inc.	24,439	(10,864)	(11,953)		1,622

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) OF BORALEX INC.
for the six-month period ended June 30, 2010 and the year ended December 31, 2009
(tabular amounts expressed in thousands of Canadian dollars)
1) Nature of the Business
Boralex Inc. (the “Corporation”) was incorporated on November 19, 1982 under the Canada Business Corporation Act. The Corporation is a major independent power producer whose core business is the development and operation of power stations that run on renewable energy.
Boralex Power Income Fund (the “Fund”) is an unincorporated open-ended limited purpose trust established by a trust agreement dated December 20, 2001 under the laws of the Province of Québec which began its operations on February 20, 2002. The Fund qualifies as a unit trust and a mutual fund trust under the terms of the Income Tax Act (Canada).
2) Basis of Presentation
The unaudited pro forma consolidated financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) from information derived from the financial statements of the Corporation and the Fund as at June 30, 2010 and December 31, 2009 together with other information available to the Corporation.
The unaudited pro forma consolidated financial statements have been prepared for inclusion in the take-over bid circular of the Corporation dated May 18, 2010 (the “Circular”), to give effect to the proposed acquisition of the units of the Fund for a consideration, at the election of the unitholders of the Fund, in the form of (a) cash, or (b) convertible debentures (“Acquisition Convertible Debentures”), in each case subject to proration, and the issuance of convertible debentures as part of a bought deal offering (the “Bought Deal Convertible Debentures” and together with the Acquisition Convertible Debentures, the “Convertible Debentures”) (collectively referred to herein as, the “Transaction”). The Transaction is subject to certain securities regulatory, shareholders’ and unitholders’ approvals. In the opinion of management, the unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the Transaction.
The unaudited pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Transaction had been completed on the dates or for the periods presented, nor do they purport or project the results of operations or financial position of the Corporation for any future period or as of any future date.
The pro forma adjustments and preliminary allocation of consideration transferred to net assets acquired are based in part on estimates of the fair value of assets acquired and liabilities to be assumed. The final allocation will be completed after asset and liability valuations are finalized as of the date of the completion of the Transaction.
The pro forma adjustments reflecting the acquisition by the Fund is accounted for using the acquisition method of accounting, as described under Section 1582 of the CICA Handbook, and is tentative and based on available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of the Corporation will depend on a number of factors, including changes in the net book value and operating results of the acquired business between June 30, 2010 and the actual acquisition date. Therefore, the actual adjustments will differ from the pro forma adjustments. However, management believes that such assumptions provide a reasonable basis for presenting the significant financial effects directly attributable to the Transaction and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.
The unaudited pro forma consolidated financial statements of the Corporation have been compiled from and include:

a)	The unaudited pro forma consolidated balance sheet of the Corporation as at June 30, 2010 has been prepared by combining the unaudited consolidated balance sheet of the Corporation as at June 30, 2010 and the unaudited consolidated balance sheet of the Fund as at June 30, 2010.

b)	The unaudited pro forma consolidated statement of earnings of the Corporation for the six-month period ended June 30, 2010 has been prepared by combining the unaudited consolidated statement of earnings of the Corporation for the six-month period ended June 30, 2010 and the unaudited consolidated statement of earnings of the Fund for the six-month period ended June 30, 2010.

c)	The unaudited pro forma consolidated statement of earnings of the Corporation for the year ended December 31, 2009 has been prepared by combining the audited consolidated statement of earnings of the Corporation for the year ended December 31, 2009 and the audited consolidated statement of earnings of the Fund for the year ended December 31, 2009.
The unaudited pro forma consolidated financial statements should be read in conjunction with the Circular, the audited consolidated financial statements of the Corporation as at December 31, 2009 and for the year then ended and the unaudited interim consolidated financial statements of the Corporation as at June 30, 2010 and for the six-month period then ended, incorporated by reference in the Circular, and the audited consolidated financial statements of the Fund as at December 31, 2009 and for the year then ended and the unaudited interim consolidated financial statements of the Fund as at June 30, 2010 and for the six-month period then ended, available on SEDAR.
3) Pro Forma Assumptions and Adjustments
The unaudited pro forma consolidated financial statements have been presented assuming that the following transactions had been completed and adjustments had been effected as at June 30, 2010 for the unaudited pro forma consolidated balance sheet, as of January 1, 2009 for the unaudited pro forma consolidated statement of earnings for the six-month period ended June 30, 2010 and for the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2009:
a)	Assuming the Transaction is completed, the Corporation will acquire the remaining equity interests in the Fund, such that the Fund will be wholly-owned by the Corporation. This acquisition will be accounted for using the acquisition method of accounting under Section 1582 of the CICA Handbook. The acquisition of the remaining equity interest in the Fund will be settled by payment of $90,600,000 in cash and the issuance of $135,900,000 in Convertible Debentures resulting in a total consideration transferred of $226,500,000. Considering the value of the equity interest already owned by the Corporation amounting to $68,840,000, the total value of the net assets of the Fund (on a wholly-owned basis) is $295,340,000. Transaction costs estimated at $8,000,000 have been included as an adjustment to retained earnings in the unaudited pro forma consolidated balance sheet but have been excluded from the unaudited pro forma earnings.
For the purpose of the unaudited pro forma consolidated financial statements, the preliminary allocation of consideration transferred to net assets acquired of the Fund (on a wholly-owned basis) is as follows:

		The Fund
		including
		estimated
	The Fund as at	acquisition	Pro Forma
	June 30, 2010	adjustments	adjustments
	$	$	$
Assets

Working capital (current assets less current liabilities)	24,097	24,097	—
Property, plant and equipment	291,382	291,382	—
Power sales contracts	51,305	51,305	—
Goodwill	—	76,002	76,002
Other assets	5,591	5,591	—

Total assets	372,375	448,377	76,002

Liabilities

Future income taxes	30,173	30,173	—
Long-term debt	109,306	119,875	10,569
Long-term lease accruals	2,989	2,989	—

Total liabilities	142,468	153,037	10,569

Net assets	229,907	295,340	65,433

b)	The Convertible Debentures are convertible into common shares of the Corporation under certain conditions. See section 9 of the Circular, “Certain Information Concerning Boralex and Convertible Debentures”. In determining the debt and equity components of the Convertible Debentures, the carrying amount of the financial liability is determined by discounting the stream of future payments of interest at the rate of interest prevailing at the date of issuance. The equity component is then determined by difference. The Corporation used an interest rate of 8.5% which resulted in an equity component of $21,000,000 and a liability component of $209,900,000. Transaction costs estimated at $4,800,000 have been included in the carrying amount of the financial liability. For the six-month period ended June 30, 2010, the interest expense relating to the financial liability component of the Convertible Debentures, bearing interest at an effective rate of 8.5% per annum, amounts to $8,936,000 ($17,892,000 for the year ended December 31, 2009). The interest on the Convertible Debentures will be payable semi-annually and will matures in 2017.

c)	In accordance with Section 1582 of the CICA Handbook Section 1582, the Corporation re-measured its previously held interest in the Fund (23.31%) at its fair value which resulted in a gain of $17,417,000 including an adjustment of $216,000 to accumulate other comprehensive income. In addition, as at June 30, 2010, the Corporation had future income taxes liability relating to its investment in the Fund amounting to $13,516,000 which is no longer required as a result of the acquisition. These amounts totalling $30,933,000 were included as an adjustment to retained earnings in the unaudited pro forma consolidated balance sheet due to their non-recurring natures.

d)	Decrease in interest expense of $906,000 for the six-month period ended June 30, 2010 ($1,644,000 for the year ended December 31, 2009) with respect to the fair value allocated to the long-term debts assumed, as described in a) above, over the net book value of those liabilities in the consolidated balance sheet of the Fund. The fair value of long-term debts assumed were determined using interest rates, prevailing at June 30, 2010, ranging from 4.06% to 4.60%, thus reducing the interest expense. The assumed long-term debts bear interest at rates ranging from 6.20% to 6.60% and mature in 2013 to 2014.

e)	Decrease in future income taxes liability as at June 30, 2010 in the amount of $5,451,000 resulting from the change of tax rates of the Fund as a result of the acquisition. This amount was included as an adjustment to retained earnings in the unaudited pro forma consolidated balance sheet due to its non-recurring nature.

f)	The elimination of intercompany balances between the Corporation and the Fund resulting in a decrease in accounts receivable of $1,178,000, a decrease in accounts payable and accrued liabilities of $719,000 and a decrease in distribution payable to unitholders of $459,000.

g)	The elimination of the share of results of the Fund amounting to $1,260,000 for the six-month period ended June 30, 2010 ($2,090,000 for the year ended December 31, 2009) recognized in the statement of earnings of the Corporation.

h)	The elimination of management fees amounting to $3,279,000 for the six-month period ended June 30, 2010 ($5,876,000 for the year ended December 31, 2009) with respect to the fees charges by the Corporation in connection with a management agreement for the operation of the Fund’s power stations.

i)	Adjustments to income taxes in the amount of $1,934,000 for the six-month period ended June 30, 2010 ($2,604,000 for the year ended December 31, 2009) to reflect, where required, the impact on income taxes of the adjustments described in note 3 and to reflect the change in the impact of the tax rates of the Fund as a result of the acquisition.

j)	Potential cost synergies have not been included in the unaudited pro forma consolidated statement of earnings. Consistent with rules for preparation of a pro forma as set out in National Instrument 51-102 Continuous Disclosure Obligations, for synergies to be included, they must be substantiated with firm commitments and be objectively determinable.

The Depositary for the Offer is:
Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide St. E.
Toronto, Ontario, M5C 3H2
Attention: Corporate Actions
Toll Free (North America): 1-800-564-6253
E-Mail: corporateactions@computershare.com
Website: www.computershare.com
The Information Agent for the Offer is:
Georgeson Shareholder Communications Canada Inc.
100 University Avenue, 11th Floor, South Tower
Toronto, Ontario, M5J 2Y1
North American Toll Free Number: 1-866-656-4104
Email: askus@georgeson.com
The Dealer Manager for the Offer is:
TD Securities Inc.
66 Wellington Street West, 9th Floor
Toronto, Ontario, M5K 1A2
Canada: 416-308-5605
US: 212-827-7542

This Letter of Acceptance and Transmittal outlines the definitive terms and conditions under which Unitholders (as defined below) deposit their units through the CDS online tendering system (“CDSX”) to Computershare Investor Services Inc. (the “Depositary”) for acceptance of the Offer by 7503679 Canada Inc. (the “Offeror”), a wholly-owned subsidiary of Boralex Inc. (“Boralex”), to purchase all of the issued and outstanding units of Boralex Power Income Fund (the “Fund”) including units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for units (collectively the “Units”), but excluding all of the issued and outstanding Class B limited partnership units of Boralex Power Limited Partnership together with the special voting units of the Fund associated therewith (collectively the “Class B LP Units”). In order to deposit Units, you must direct your investment dealer, stock broker, bank, trust company or other nominee to accept the Offer in the manner required by your nominee. Unitholders who have transferred their Units to the account of the Depositary (the “Depositary’s Account”) held with CDS are deemed to have completed this Letter of Acceptance and Transmittal which will further be deemed to be completed by CDS on behalf of such Unitholders. The terms, conditions and definitions used in the Offer and Circular of the Offeror dated May 18, 2010, as amended by notice of extension dated June 28, 2010, notice of extension and variation dated July 17, 2010, notice of extension dated July 30, 2010, notice of extension dated August 13, 2010, notice of extension and variation dated August 31, 2010 and any other amendments thereto (the “Circular”) are incorporated by reference in this Letter of Acceptance and Transmittal.
LETTER OF ACCEPTANCE AND TRANSMITTAL
in respect of the Offer dated May 18, 2010, as amended, of
7503679 CANADA INC.
a wholly-owned subsidiary of
BORALEX INC.
to acquire all of the issued and outstanding Units of
BORALEX POWER INCOME FUND

THE OFFER HAS BEEN EXTENDED AND VARIED AND IS NOW OPEN
FOR ACCEPTANCE UNTIL 7:00 P.M. (MONTRÉAL TIME) ON SEPTEMBER 15, 2010
UNLESS FURTHER EXTENDED OR WITHDRAWN.
By transferring his, her or its Units to the Depositary’s account with CDS through the Unitholder’s nominee or a participant, a holder of Units (“Unitholder”) is deemed to have completed, authorized and executed this Letter of Transmittal and to consent to the matters contained herein.
Capitalized terms used and not defined herein have the meanings given to them in the Circular.
ELECTION FOR CASH OR CONVERTIBLE DEBENTURES
Pursuant to the Offer, Unitholders will have the opportunity, through the documentation or instructions provided by their investment dealer, broker or other nominee, to elect to receive one of the following forms of consideration for all of the deposited Units. Unitholders may elect to receive the Cash Alternative or the Debenture Alternative. Unitholders who elect to receive the Cash Alternative will receive $5.00 in cash for each Unit deposited under the Offer, subject to proration. Unitholders who elect to receive the Debenture Alternative will receive 0.05 of a

2

Convertible Debenture for each Unit deposited under the Offer, subject to proration. Unitholders who elect to receive the Debenture Alternative, will receive that principal amount of Convertible Debentures to which they would be entitled to pursuant to the Debenture Alternative rounded down to the nearest $100 principal amount of Convertible Debentures. Excess Units deposited by such Unitholders that are not paid for with Convertible Debentures will be paid for in cash.
Any Unitholder who deposits Units and fails to properly elect the Cash Alternative or the Debenture Alternative with respect to any Units deposited by such Unitholder pursuant to the Offer will be deemed to have elected the Debenture Alternative.
The maximum amount of cash payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction is limited to $90,600,000 and the maximum aggregate principal amount of Convertible Debentures issuable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction is limited to $135,900,000. The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Units acquired in proportion to the number of Units outstanding. See Section 1 of the Offer, as amended by notice of extension and variation dated
August 31, 2010.
If all Unitholders who deposit their Units under the Offer elect to receive the Cash Alternative or all Unitholders who deposit their Units under the Offer elect to receive the Debenture Alternative, then each Unitholder would be entitled to receive $2.00 in cash and 0.03 of a Convertible Debenture for each Unit, subject to adjustment for odd lot of Units and fractional Debentures.

3

TO:	7503679 CANADA INC.

AND TO:	BORALEX INC.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC, as Depositary
The Unitholder whose Units are deposited to the Offer has validly transferred and delivered Units through CDSX to the Depositary’s Account with CDS (the “Deposited Units”) and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Deposited Units upon the terms and conditions contained in the Offer and this Letter of Acceptance and Transmittal and hereby assigns all right, title and interest therein to the Offeror.
The Unitholder through its investment dealer, stockbroker, bank, trust company or other nominee that is a participant of CDS (a “Participant”) acknowledges receipt of the Offer and the accompanying Circular and represents and warrants that:
1.	the Participant, on behalf of the Unitholder, has full power and authority to deposit, sell, assign and transfer the Deposited Units and any Other Property (as defined below) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Units and any Other Property to any other Person;

2.	the Unitholder depositing the Deposited Units and any Other Property, or on whose behalf such Deposited Units and any Other Property are being deposited, has good title to and is the beneficial owner of the Deposited Units and any Other Property being deposited free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others;

3.	the deposit of the Deposited Units and any Other Property complies with Applicable Laws; and

4.	if and when the Deposited Units and any Other Property being deposited are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others, together will all rights and benefits arising therefrom.
Upon the terms and conditions contained in the Offer, the Depositing Unitholder irrevocably accepts the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to the Deposited Units currently held in the CDSX book-entry system maintained by CDS.
IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, subject only to the provisions of the Offer regarding withdrawal, the Unitholder, through its Participant, irrevocably, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Units, including any and all rights and benefits arising from the Deposited Units, including any and all dividends, distributions (other than Permitted Distributions (as defined below), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Deposited Units, or any of them, on or after May 18, 2010, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, the “Other Property”), effective from 7:00 p.m. (Montréal time) (the “Expiry Time”) on September 15, 2010 or such other date to which the Offer may be extended as provided in Section 5 of the Offer, “Extension, Variation or Change of the Offer” (the “Expiry Date”), unless the Offer is withdrawn by the Offeror. For the purposes of this Letter of Acceptance and Transmittal, “Permitted Distributions” means monthly distributions to Unitholders made in conformity and consistency in all respects with the Fund’s monthly distribution policies in effect as at the date of the Offer and having a record date for determination of Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.03333 per Unit per such distribution per month (but which may be less than such amount).
The Unitholder also agrees, through its Participant, pursuant to the terms of this Letter of Acceptance and Transmittal, that if, on or after the date of the Offer, the Fund should: (a) declare, set aside or pay any cash

4

distribution, dividend or unit distribution or make any other distribution (other than Permitted Distributions) on the Units; or (b) pay, declare, allot, reserve or issue any securities, rights, assets or other interests with respect to any Unit that, in the case of both clause (a) and clause (b), is or are payable or distributable to Unitholders of record on a record date that is prior to the time of transfer by CDS of a securities ledger position for the Units deposited under the Offer to a ledger account maintained by a Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividends, distributions (other than Permitted Distributions), payments, units, securities, rights, assets or other interests relating to the Deposited Units deposited under the Offer by CDS and not withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such Units, and by depositing Units under the Offer a Unitholder shall have deposited, sold, transferred and assigned all of its rights, title and interest therein.
Alternatively, if any such dividends, distributions (other than a Permitted Distribution), payments, units, securities, rights, assets or other interests are delivered or paid to any Unitholder, then, if the Offeror takes up and pays for such Unitholder’s Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such dividends, distributions (other than a Permitted Distribution), payments, units, securities, rights, assets or other interests from the price payable to such Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Unitholder.
The Unitholder, through its Participant, irrevocably constitutes, appoints and authorizes the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Unitholder, with respect to the Deposited Units (and any Other Property) deposited herewith and taken up by the Offeror (the “Purchased Securities”), effective from and after the time that such Purchased Securities are taken-up by the Offeror, with full power of substitution, in the name of and on behalf of CDS and the Unitholders (such power of attorney being deemed to be an irrevocable power coupled with an interest):
(a)	to register or record the transfer and/or cancellation of such Purchased Securities (and any Other Property) on the appropriate registers (as applicable) maintained by or on behalf of the Fund;

(b)	to exercise any and all rights in respect of the Purchased Securities (and any Other Property), including to vote any or all Purchased Securities (and any Other Property), to execute and deliver any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in a form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities (and any Other Property); to revoke any such instruments of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction given prior to or after the date that such Purchased Securities are taken up by the Offeror; to designate in such instrument of proxy, requisition, authorization, resolution (in writing or otherwise and including counterparts thereof), consent or direction and/or designate in any such instruments of proxy any Person or Persons as the proxy of CDS, on behalf of the Unitholders in respect of the Purchased Securities (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Unitholders, including the special resolutions; and, for greater certainty, in connection with amending the Trust Agreement or any other agreement to facilitate any Pre-Acquisition Reorganization (as defined and contemplated in the Support Agreement);

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of CDS, on behalf of the Unitholders any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of, CDS, on behalf of the Unitholders and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of CDS, on behalf of the Unitholders in respect of such Other Property for all purposes; and

(d)	to exercise any other rights of a holder of Purchased Securities (and any Other Property).

5

The Unitholder, through its Participant, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred at any time with respect to the Deposited Units (and Other Property) and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Units (and Other Property) unless the Deposited Units are not taken up and paid for by the Offeror or are validly withdrawn.
The Unitholder, through its Participant, also agrees, effective on and after the Expiry Time on the Expiry Date, not (without the Offeror’s prior express written consent) to vote any of the Purchased Securities (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of Unitholders, and not (without the Offeror’s prior express written consent) to exercise any of the other rights or privileges attached to the Purchased Securities (or any Other Property), and agrees to execute and deliver to the Offeror any and all instruments of proxy, requisitions, authorizations, resolutions (in writing or otherwise and including counterparts thereof), consents and directions in respect of the Purchased Securities (and any Other Property) and to appoint in any such instruments of proxy, requisitions, authorizations, resolutions, consents or directions the Person or Persons specified by the Offeror as the proxy of the holder of the Purchased Securities (and any Other Property) and acknowledges that, upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities (and any Other Property) with respect thereto shall be revoked, and (without the Offeror’s prior express written consent) no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.
The Unitholder, through its Participant, covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Units (and any Other Property) to the Offeror.
Each authority conferred or agreed to be conferred by the Unitholder, through its Participant, in this Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the Unitholder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Unitholder, and that all obligations of CDS and of the beneficial owners of the Deposited Units herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the Unitholder.
Except as stated in the Offer, the deposit of Units (and any Other Property) pursuant to this Letter of Acceptance and Transmittal is irrevocable. The deposit of Units (and any Other Property) pursuant to the procedures in this Letter of Acceptance and Transmittal and the Offer shall constitute a binding agreement between CDS, on behalf of Unitholders and the Offeror in accordance with the terms and conditions of the Offer.
The Unitholder, through its Participant, agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Units (and any Other Property) and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that: (i) the Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction; (ii) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Units (and any Other Property) and any accompanying documents; (iii) there shall be no duty or obligation on the Offeror or the Depositary (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defect or irregularity in any deposit of Units and no liability shall be incurred by any of them for failure to give such notice; and (iv) the Offeror’s interpretation of the terms and conditions of the Offer, the Circular and of this Letter of Acceptance and Transmittal shall be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in this Letter of Acceptance and Transmittal.

6

CDS & Co.

Signature of Authorized Representative

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification.
     Under the Canada Business Corporations Act (the “CBCA”), the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interest of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.
     A resolution of the Board of Directors, adopted February 28, 2006, provides that, subject to the limitations of laws governing the Registrant (which are summarized in the foregoing paragraph) but without limit to the right of the Registrant to indemnify any person, the Registrant shall indemnify the aforementioned individuals against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such individuals in respect of any civil, criminal, administrative, investigative or other proceeding in which such individuals are involved because of that association with the Registrant or other entity.
     The Registrant has purchased liability insurance to cover its directors and officers against various claims that could arise in the course of their mandate. The policy provides coverage in respect of liability claims or the reimbursement of amounts already paid in that respect. The policy includes a deductible for each claim made against the Registrant.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Exhibits
     The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
2.1	Support Agreement between the Registrant and Boralex Power Income Fund and Boralex Power Inc., dated May 3, 2010*

2.2	Voting Agreement between Boralex Power Income Fund and Cascades Inc., dated May 3, 2010*

2.3	Voting Agreement between Boralex Power Income Fund and Mr. Edward J. Kernaghan, dated May 3, 2010*

4.1	Consent of Fraser Milner Casgrain LLP*

4.2	Consent of K&L Gates LLP*

4.3	Consent of PricewaterhouseCoopers LLP

II-1

Exhibit No.	Description
4.4	Consent of BMO Nesbitt Burns Inc.*

5.1	Powers of Attorney of certain officers and directors (included on the signature page)*

6.1	Form of Trust Indenture by and between Boralex Inc. and Computershare Trust Company of Canada*

*	Previously filed with the Registrant’s Form F-8 (Commission File No. 333-166979) filed with the U.S. Securities and Exchange Commission on May 20, 2010.
     The Support Agreement has been included to provide information regarding its terms. It is not intended to provide any other factual information about the Registrant, the Fund or Boralex Power Inc. (“Power”). Such information can be found elsewhere in this Registration Statement and in the other public filings that that the Registrant and the Fund make with securities commissions or similar authorities in Canada, which are available without charge at www.sedar.com.
     The representations and warranties included in the Support Agreement were made by each of the Registrant, the Fund and Power to each other. These representations and warranties were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality that may be different from that generally applicable under securities laws. In addition, the representations and warranties may have been included in the Support Agreement for the purpose of allocating risk between the Registrant, the Fund and Power, rather than to establish matters as facts. The Support Agreement is described in this Registration Statement and attached as Exhibit 2.1 hereto only to provide information regarding its terms and conditions, and not to provide any other factual information regarding the Registrant, the Fund, Power or their respective businesses. Accordingly, you should not rely on the representations and warranties in the Support Agreement as characterizations of the actual state of facts about the Registrant, the Fund or Power, and you should read the information provided elsewhere in this Registration Statement and in the documents incorporated by reference into the Offer to Purchase and Circular for information regarding the Registrant, the Fund and Power and their respective businesses. See “Documents Incorporated by Reference” in the Offer to Purchase and Circular, dated May 18, 2010. Also, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Support Agreement. While we do not believe that they contain information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the Support Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in the Registrant, the Fund and Power prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Support Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

II-2

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking.
(a)	The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-8 or to transactions in such securities.

(b)	The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.
Item 2. Consent to Service of Process.
(a)	On May 20, 2010, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	On May 20, 2010, Computershare Trust Company of Canada, the debenture trustee with respect to the registered securities, filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(c)	Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Country of Canada on August 31, 2010.

BORALEX INC.

By:	/s/ Sylvain Aird Name: Sylvain Aird
Title: Vice-President, Legal Affairs and Corporate Secretary

     Pursuant to the requirements of the Securities Act, this Amendment No. 5 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on August 31, 2010.

Signature	Title

/s/ Patrick Lemaire	President, Chief Executive Officer and Director
Patrick Lemaire

*	Vice-President and Chief Financial Officer
Jean-François Thibodeau

*	Director
Bernard Lemaire

*	Director
Germain Benoit

*	Director
Allan Hogg

*	Director
Edward H. Kernaghan

*	Director
Richard Lemaire

*	Director

Yves Rheault
*	Director
Michelle Samson-Doel

*	Director
Gilles Shooner

*	Pursuant to the Powers of Attorney on the signature page of the Registrant’s Form F-8 filed with the U.S. Securities and Exchange Commission on May 20, 2010, Patrick Lemaire, as attorney-in-fact, does hereby sign this Amendment No. 5 to the Registration Statement on behalf of each such director, in each case in the capacity of director, and on behalf of Jean-François Thibodeau, in the capacity of Vice-President and Chief Financial Officer.

By:	/s/ Patrick Lemaire
Name: Patrick Lemaire
Title: Attorney-in-Fact

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Montréal, Province of Québec, Country of Canada on August 31, 2010.

BORALEX US HOLDINGS INC.

By:	/s/ Sylvain Aird
Name: Sylvain Aird
Title: Secretary